FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 14, 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Annual Results

For the year ended 31 December 2019

The Royal Bank of Scotland Group plc
2019 RBS performance summary

RBS reported an operating profit before tax of £4,232 million and an attributable profit of £3,133 million and proposes a final ordinary dividend of 3 pence and a 5 pence special dividend.

In a challenging market RBS has exceeded all of its 2019 financial targets: cost reduction above target; net lending growth ahead of target; RWAs below guidance; and 22 pence of total distributions to shareholders in 2019, while maintaining a CET1 ratio of 16.2%.

●	Return on tangible equity of 9.4% for 2019 and 4.7% excluding FX recycling gains.
●	Q4 2019 operating profit before tax of £1,546 million and an attributable profit of £1,410 million, or £176 million excluding FX recycling gains.
●	FY 2019 attributable profit of £3,133 million, or £1,561 million excluding FX recycling gains.

Supporting our customers through continued lending growth
●
We continue to achieve net lending growth at attractive returns in a challenging market. Across UK Personal Banking, Ulster Bank RoI, Commercial Banking and Private Banking, net loans to customers increased by 3.7% in 2019, exceeding our 2-3% growth target.

●	UK Personal Banking gross new mortgage lending was £33.3 billion in 2019 compared with £30.4 billion in 2018. Commercial Banking gross new lending was £19.5 billion in 2019.
●
2019 net impairment losses of £696 million equate to 21 basis points of gross customer loans, compared with 13 basis points in 2018. The cost of risk remains below our view of a normalised blended long term loss rate of 30-40 basis points.

Continuing competitive market
●	Reflecting challenging market conditions and ongoing margin pressure, across the retail and commercial businesses income, excluding notable items, decreased by 2.6% compared with 2018.
●
2019 Bank net interest margin (NIM) of 1.99% decreased by 10 basis points compared with 2018. Q4 2019 Bank NIM of 1.93% was 4 basis points lower than Q3 2019 primarily reflecting competitive pressures in the mortgage business as front book margins remain lower than back book.

●	Natwest Markets core income of £1,082 million was £177 million, or 14.1%, lower than 2018 largely reflecting a challenging third quarter in the Rates business.
●	A cost reduction of £310 million was achieved during 2019, ahead of our £300 million target for the year.

Capital generation
●
The Bank maintained a CET1 ratio of 16.2% despite accruing £2.7 billion of distributions to shareholders and a £0.4 billion post tax charge in respect of foreseeable pension contributions. Excluding the impact of the Alawwal bank merger and PPI, the Bank generated c.110 basis points of capital from attributable profits and c.60 basis points from a reduction in RWAs and other capital movements.

●	RWAs reduced by £9.5 billion during 2019 to £179.2 billion, below our £185 -190 billion guidance, in part reflecting a £4.7 billion reduction associated with the Alawwal bank merger.
Parent Company name change
Today, we have announced that we plan to rename our parent company. The Royal Bank of Scotland Group plc is intended to be renamed NatWest Group plc later this year.

Outlook(1)
RBS, like all companies, continues to deal with a range of significant risks and uncertainties in the external economic, political and regulatory environment. Our central economic forecast, which supports our corporate plan, is in line with consensus as at the end of December 2019 and shows average UK GDP growth of around 1.6% from 2019 to 2023 and continued low interest rates; we expect a base rate cut in the short term and then flat thereafter. Given the current uncertainties we will continue to actively monitor and react to market conditions.

2020 Outlook
In the current environment, and recognising ongoing market uncertainty, we continue to expect challenges on income. In addition, we anticipate that regulatory changes will adversely impact income in our personal business by around £200 million.

We plan ongoing operating cost take out by reducing operating expenses excluding strategic costs, litigation and conduct costs and operating lease depreciation costs by £250 million in 2020 compared with 2019. We expect to incur £0.8-1.0 billion of strategic costs during 2020 resulting from a refocussing of NatWest Markets and the continued resizing of the Group's cost base. We anticipate that NatWest Markets exit, restructuring and disposal costs will be around £0.6 billion in 2020, with around £0.4 billion as disposal losses through income and £0.2 billion through strategic costs.

We expect to remain below our through-the-cycle impairment loss rate assumption of 30-40 basis points, although the potential impact on the real economy of ongoing political uncertainties and geopolitical tensions could affect our credit loss outcome. The threat from single name and sector driven events remains.

We are targeting lending growth of greater than 3% across our retail and commercial franchises.

We expect to end 2020 with risk weighted assets (RWAs) of around £185-190 billion including an estimated £10.5 billion increase associated with the implementation of Bank of England mortgage floors, with NatWest Markets RWAs reducing by around £6-8 billion in the year.

RBS Group (RBSG) capital and funding plans focus on issuing £2-4 billion of MREL-compliant instruments, of which we would expect around £1 billion to be issued under our Green, Social and Sustainable Bond Framework, up to £1.5 billion of AT1 and up to £2.5 billion of Tier 2 instruments. As in prior years, we will continue to target other funding sources to diversify our funding structure, including senior secured from NatWest Bank subject to funding and liquidity considerations.

Medium term outlook
We expect to achieve a return on tangible equity of 9-11% in the medium to long term. In addition, we expect ongoing operating cost take-out.

Within NatWest Markets franchise, we anticipate that RWAs will reduce to around £20 billion in the medium term, which, after accounting for strategic costs and disposal losses, is expected to be capital ratio accretive in year one and over the course of the transition plan period.

We anticipate that the overall RWA impact of Basel 3 amendments to be around 5-10% and phased across 2021 to 2023, with the details still subject to regulatory uncertainty on both quantum and timing.

RBS Group capital distributions
We expect to maintain ordinary dividends of around 40% of attributable profit. We retain our guidance of CET1 ratio to be approximately 14% at the end of 2021, and we will target a reduction to 13-14% in the medium to long term. We have shareholder and regulatory approval to carry out directed buybacks of the UK government stake in RBS but recognise that any exercise of this authority would be dependent upon HMT's intentions and is limited to 4.99% of issued share capital in any 12 month period. As a reminder, we have also committed to make further pre-tax contributions to the pension scheme of up to £1.5 billion in aggregate from 1 January 2020 linked to future distributions to RBS shareholders.

NatWest Markets Plc
Whilst we have announced a refocusing of the business, NatWest Markets Plc remains a regulated entity and is targeting to maintain a CET1 ratio above 15%, MREL ratio of at least 30%, leverage ratio of at least 4%, and to reduce RWAs by around £14-18 billion in the medium term.

NatWest Markets Plc, as a standalone bank, plans to issue £3-5 billion of term senior unsecured instruments in 2020.

Note:
(1)
The targets, expectations and trends discussed in this section represent RBS Group's and NatWest Markets Plc's management current expectations and are subject to change, including as a result of the factors described in the "Risk Factors" section on pages 281 to 295 of RBS Group's 2019 Annual Report and Accounts and pages 143 to 156 of NatWest Markets Plc's 2019 Annual Report and Accounts. These statements constitute forward-looking statements; refer to Forward-looking statements in this document.

Business performance summary
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
Performance key metrics and ratios	2019	2018	2019	2019	2018
Operating profit/(loss) before tax	£4,232m	£3,359m	£1,546m	(£8m)	£572m
Profit/(loss) attributable to ordinary shareholders	£3,133m	£1,622m	£1,410m	(£315m)	£286m
Bank net interest margin (RBS NIM excluding NWM) (1)	1.99%	2.09%	1.93%	1.97%	2.07%
Bank average interest earning assets (RBS excluding NWM) (1)	£413bn	£409bn	£420bn	£416bn	£412bn
Cost:income ratio (1)	65.1%	71.7%	59.4%	92.9%	80.5%
Loan impairment rate (2)	21bps	13bps	19bps	26bps	2bps
Earnings per share
- basic	26.0p	13.5p	11.7p	(2.6p)	2.4p
- basic fully diluted	25.9p	13.4p	11.6p	(2.6p)	2.3p
Return on tangible equity (1)	9.4%	4.8%	17.7%	(3.8%)	3.5%
Average tangible equity	£33bn	£33bn	£32bn	£33bn	£33bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,067	12,009	12,078	12,075	12,040
- fully diluted (3)	12,102	12,061	12,114	12,106	12,081

	31 December	30 September	31 December
Balance sheet related key metrics and ratios	2019	2019	2018
Total assets	£723.0bn	£776.5bn	£694.2bn
Funded assets (1)	£573.0bn	£600.7bn	£560.9bn
Loans to customers - amortised cost	£326.9bn	£319.5bn	£305.1bn
Impairment provisions	£3.7bn	£3.8bn	£3.8bn
Customer deposits	£369.2bn	£369.7bn	£360.9bn

Liquidity coverage ratio (LCR)	152%	148%	158%
Liquidity portfolio	£199bn	£193bn	£198bn
Net stable funding ratio (NSFR) (4)	141%	140%	141%
Loan:deposit ratio (1)	89%	86%	85%
Total wholesale funding	£75bn	£78bn	£74bn
Short-term wholesale funding	£19bn	£19bn	£15bn

Common Equity Tier (CET1) ratio	16.2%	15.7%	16.2%
Total capital ratio	21.2%	20.5%	21.8%
Pro forma CET 1 ratio, pre dividend and charges (5)	17.0%	15.9%	16.9%
Risk-weighted assets (RWAs)	£179.2bn	£189.5bn	£188.7bn
CRR leverage ratio	5.1%	5.0%	5.4%
UK leverage ratio	5.8%	5.7%	6.2%

Tangible net asset value (TNAV) per ordinary share	268p	272p	287p
Tangible net asset value (TNAV) per ordinary share - fully diluted (1,3)	267p	272p	286p
Tangible equity	£32,371m	£32,930m	£34,566m
Number of ordinary shares in issue (millions)	12,094	12,094	12,049
Number of ordinary shares in issue (millions) - fully diluted (3,6)	12,138	12,124	12,088

Notes:
(1)	Refer to the Appendix for details of the basis of preparation and reconciliation of non-financial and performance measures.
(2)	Refer to Note 2 for details of the representation of interest in suspense provisions. The loan impairment rates for 2018 were recalculated and there was no impact on the rates.
(3)
Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for Q4 2019 were 36 million shares and for the year ended 31 December 2019 were 35 million shares; (year ended 31 December 2018 - 52 million shares, Q3 2019 - 31 million shares, Q4 2018 - 41 million shares), and as at 31 December 2019 were 44 million shares (30 September 2019 - 30 million shares; 31 December 2018 - 39 million shares).

(4)	NSFR reported in line with CRR2 regulations finalised in June 2019.
(5)
The pro forma CET 1 ratio at 31 December 2019 excludes a foreseeable charge of £365 million, £362 million (3p per share) for a final dividend and £606 million (5p per share) for a special dividend (30 September 2019 - £362 million (3p per share)). 31 December 2018 excluded a charge of £422 million (3.5p per share) for the final dividend and £904 million (7.5p per share) for the special dividend.

(6)	Includes 15 million shares by the Employee Benefit Trust (30 September 2019 - 16 million shares; 31 December 2018 - 8 million shares).

Chief Executive's Statement

We champion potential, helping people, families and businesses to thrive.

Dear shareholders,
It is a privilege to be writing to you as CEO of the company that I joined as a graduate more than 25 years ago. I am truly excited by the opportunity to lead the Bank as we set out a new commitment to become a Purpose-led organisation, which will champion the potential of people, families and businesses across the communities we serve.

A period of unprecedented disruption
We, like our customers, are living in a period of unprecedented disruption - whether it is the struggle to get on the housing ladder or starting a business, the rapid growth of disruptive technology, an ageing population, the emergence of the gig economy or the existential impact of climate change. The way people live is changing, and their expectations of companies are changing too. I firmly believe in response, we have to adopt a new approach that moves away from a view that is defined by products and transactions, and uses the strength of the relationships we have with all of our stakeholders as the real test of our progress.

This disruption is happening against the backdrop of a highly uncertain economic environment. UK economic growth remains subdued, compared to its historic trend, and interest rates are likely to be lower for longer. This has an impact on our ability to generate net interest income. Business confidence continues to be affected by the UK's departure from the EU as our customers await certainty over the future terms of trade. Consumer confidence on the other hand continues to be supported by a relatively strong UK employment market and we are seeing good volumes in our mortgage business as a result. We still see opportunities to grow in our key target markets despite some of these challenging trends.

Purpose-led organisation - Building more sustainable returns
Today marks a new era, as we provide an update to our plans and a new Purpose for the Bank that will help us become a more sustainable business, delivering better outcomes for our customers and our shareholders.

We are privileged to play a central role in the UK economy. That brings with it, a deep responsibility to the communities we serve and to wider society. That is why we have a refreshed Purpose:

We champion potential, helping people, families and businesses to thrive.

We won't get everything right every time, but this simple expression will be the standard to which we will hold ourselves.

Sustainable returns, however, can only come from a sustainable business model and building a Purpose-led bank must underpin the services we provide. It also means we must play our role in tackling the issues which hold people, families and businesses back.

The Board and management team have worked together to define an approach to becoming a Purpose-led organisation based on balancing the interests of all our stakeholders. As part of this, we have worked with the not-for-profit organisation a Blueprint for Better Business.

We have informed our approach using their framework that identifies the need to be: Honest and Fair with Customers and Suppliers; A Good Citizen; A Guardian for Future Generations; and A Responsible and Responsive Employer as key drivers to becoming a more sustainable business. In addition, we have analysed what is driving the changes in our own customer behaviours and the subsequent trends borne from their experiences. This forms the building blocks for the plans we are setting out today.

It is essential that our Purpose underpins our strategy and the decisions we make on the future direction of the business. At a practical level, we have been reviewing how to embed Purpose within Board forums and processes to ensure it is a central part of how we work. We are very clear that our Purpose must apply across the whole organisation and to everything we do. We are also clear that getting this right will take time.

Three initial areas of focus where we can make a substantial impact
We have identified three areas of focus where we can make a substantial impact in addressing challenges that threaten to hold people, families and businesses back:

●	Enterprise, and the barriers that too many face to starting a business;
●	Learning, and what we can do to improve financial capability and confidence for our customers, as well as establishing a dynamic learning culture for our employees; and
●	Climate, and the role we can play in accelerating the transition to a low carbon economy.

We have set out some significant ambitions across these three areas that will deliver important benefits for our customers and the wider economy.

Chief Executive's Statement continued

An ambition to take the lead in combating the causes of climate change
Today, we are setting a bold new ambition - to be a leading bank in the UK & Republic of Ireland helping to address the climate challenge; by making our own operations net carbon zero in 2020 and climate positive by 2025, and by driving material reductions in the climate impact of our financing activity. We are setting ourselves the challenge to at least halve the climate impact of our financing activity by 2030, and intend to do what is necessary to achieve alignment with the 2015 Paris Agreement.

This will be a significant challenge as we, like others, do not yet fully understand what this will require and how it will be achieved, not least as there is currently no standard industry methodology or approach. Solving this will require UK and international industry, regulators and experts to come together and find solutions. We are determined to not just play our part, but to lead on the collaboration and co-operation that is so critical to influencing the transition to a low carbon economy.

As a systemic UK bank, we must play an active role and these market leading ambitions underline our position. This is not only the right thing to do, it will give us the opportunity to do more business with our customers, as they transition to a low carbon economy.

We are already taking positive steps in the right direction. This year we became one of the Founding Signatories of the United Nations Environment Programme Finance Initiative (UNEP FI) Principles for Responsible Banking, committing to begin strategically aligning our business with the UN Sustainable Development Goals (SDGs) and the 2015 Paris Agreement. We have been reviewing specific SDGs with relevance to our Purpose focus areas of Climate Change, Enterprise and Learning.

The Bank continues to support the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD) - a voluntary set of guidelines encouraging consistent climate-related disclosures in annual reporting. In 2019, we were one of the first companies worldwide to commit to all the Climate Group initiatives on electric vehicles (EV100), energy productivity (EP100), and renewable power (RE100).

In November 2019 we issued the first exclusively social bond under ICMA's Social Bond Principles in the UK by any financial institution. The impact of the lending funded by this bond will be reported 12 months after issuance, measuring the number of jobs created and retained in some of the UK's most deprived areas.

This is good progress, but we can, and will, do more.

Improving financial confidence and becoming a learning organisation
We also know that we have a responsibility to help our customers improve their financial confidence. Our UK-wide financial education programme, MoneySense has now been running for 25 years. We can help children in schools and at home understand the value and importance of finance from an early age. We will target reaching 2.5 million people through financial capability interactions each year. The more confidence our customers have, the more opportunity we will have to provide services to them.

I also want to build the confidence and capability of our employees. We already have one of the most qualified workforces in the UK. Today I am setting a target to have all front-line staff professionally accredited within the first twelve months of being in role.

Removing barriers to enterprise
As the largest supporter of UK business, we already offer a wide range of support to those who want to start a new business. But we also know that for many, it remains harder than it should be. We are committed to helping create an additional 50,000 new businesses across the UK by 2023, through inspiring and supporting over 500,000 people to consider enterprise as a career option.

Our focus will be on under-represented populations, with women making up at least 60% of those we support and more than 20% being Black, Asian, Minority Ethnic-led businesses. We will also make sure that at least 75% of the people we support are in regions outside of London and the South East. By helping to tackle the barriers to starting a business, there will be more opportunities to help companies grow.

Starting with strong foundations, but with much more to do
We have built strong foundations, but our performance doesn't yet match its full potential and we need to support our customers better at the key moments in their lives. This means running a bank that is safe, simple and smart - supporting our customers with what they need and also making some tough choices in order to deliver for shareholders and colleagues.

Safe
Safety and soundness must underpin everything we do. Intelligent risk-taking is why banks exist - to find valuable and sustainable uses for the resources in the economy, and to help customers achieve their ambitions. We have strong capital and liquidity positions and are well placed to help our customers succeed. In today's digital world, our operational resilience and keeping our customers' data safe are top priorities. We can never lose sight of this, even as we look to grow. We have announced today that we will reduce our Common Equity Tier 1 ratio (CET 1) over the medium to long-term to around 13-14%. This will ensure that the Bank remains safe, and also allow room for further capital distributions.

Chief Executive's Statement continued

Simple
We are still too complicated for our customers. Much of the potential value in this Bank is locked in business lines and business models that are too complex and generating too little return. This complexity also creates 'bad costs' - costs that provide no benefit to customers.

This applies to parts of our NatWest Markets business, where we have shrunk over time but we could do more to increase its focus on our corporate and institutional customers and their needs.

Today we are announcing that we will reduce the size of this business by around half, as measured by Risk Weighted Assets, managing down and optimising low-returning capital and inefficient activities. We will build a much smaller and simpler part of the business which will bring customers closer to the services they need, reduce costs and release capital for shareholders.

This action will refocus our NatWest Markets products and services on our corporate and institutional customers. We estimate that for 2019, our corporate and institutional customers represented around £75 billion of Risk Weighted Asset equivalents but only generated returns of around 2% on an underlying basis and excluding strategic costs and litigation and conduct costs. We believe that as we refocus NatWest Markets, corporate and institutional customers in the medium to long term will represent around £60 billion of Risk Weighted Asset equivalents and returns will improve to around 8%.

Driving out bad costs also means simplifying our core customer journeys, like our account opening and lending application processes. Aligning and accelerating the transformation of these with more automation and less manual processing will save money, deliver better controls and improve service.

We are targeting an overall cost reduction this year of £250 million.

Smart
Taking a disciplined approach to cost means we can make smart investment choices, investing to improve our services across our retail and commercial customer bases. We will continue to explore the potential for partnerships across industries, and within banking, that can help us innovate faster and ensure our investment is wisely spent.

We already have strong relationships with millions of customers in this country, but we can deepen them even further by building propositions that provide support throughout their financial lives. This may mean looking to increase our presence in certain areas including through partnerships, where relevant, to ensure we are helping our customers meet their needs and ambitions.

In recent years we have dramatically increased the focus on innovation across the Bank. This has positioned us well with partners, opened up new income lines and helped improve our time-to-market in a number of critical areas. There is an amazing opportunity for NatWest to use its brand and market presence to connect new technology solutions with the problems that hold back potential in the personal, professional and business lives of our customers.

This must, however, also be matched by the financial discipline to call time on ventures that don't deliver and that can't deliver a big enough impact for our customers and investors.

By simplifying our innovation focus, and being disciplined on the internal allocation of capital, we will strengthen the core of the Bank. By making smarter investments in services for our customers we will deepen our leading positions in personal, business, commercial and corporate banking.

Delivering sustainable returns
Championing the potential of people, families and businesses is not an add-on to our strategy, it is our strategy. I firmly believe this new Purpose-led approach is what will deliver reliable returns for our shareholders, year in, year out.

We will target a return on tangible equity of 9%-11% from a CET 1 ratio of 13%-14% in the medium to long-term. Subject to shareholder approval of our 2019 final and special dividends, we will have returned £4.2 billion to shareholders, with £2.6 billion returned to UK taxpayers since 2018. We have a clear plan to continue to return capital to our shareholders over time.

I know from experience, that we only succeed when our customers and wider communities succeed. I am confident that the strategy I have outlined will deliver sustainable long-term shareholder returns and will also build a Bank that the UK and Republic of Ireland can be proud of. We will create lasting value when we champion the potential of those we serve. That is our Purpose and our Strategy.

Business performance summary
Our ambition is to build the best bank for customers in the UK and Republic of Ireland

Customer Advocacy and Trust Scores

Our brands are our main connection with customers. Each takes a clear and differentiated position with the aim of helping us strengthen our relationship with them. For this reason we track customer advocacy for our key brands using the net promoter score (NPS) - a commonly used metric in banking and other industries across the world.

We are seeing early signs of improvement, but we still have much to do.  We are determined to make a difference with the things that matter most to our customers.  We listen to customer feedback and, via our closed-loop feedback programme, respond to any issues that they identify. Through fixing our core processes we will get our core service right first time more consistently while at the same time innovating to deliver better solutions.

The tables below show NPS and Trust scores for our key brands.

Personal Banking
	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
NatWest	15	13	11	11	11
Royal Bank of Scotland	(14)	(9)	(10)	(14)	(17)
Ulster Bank Northern Ireland	(10)	(5)	1	(3)	(10)
Ulster Bank Republic of Ireland	(18)	(15)	(11)	(7)	(6)

Source: Ipsos MORI FRS 6 month rolling data. Latest base sizes: 2,829 for NatWest (England & Wales); 451 for Royal Bank of Scotland (Scotland). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?" Base: Claimed main banked current account customers.

Source: Coyne Research 12 month rolling data. Question: "Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely".  Latest base sizes: 352 Northern Ireland; 1,424 Republic of Ireland.

Business Banking
	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
NatWest	(7)	(9)	(9)	(8)	(9)
Royal Bank of Scotland	(25)	(31)	(36)	(36)	(36)

Source: Savanta MarketVue Business Banking, YE Q4 2019.  Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: 1104 for NatWest (England & Wales), 416 for Royal Bank of Scotland (Scotland). Question: "How likely would you be to recommend (bank)". Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Commercial Banking
	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
NatWest	23	23	20	20	21
Royal Bank of Scotland	9	16	21	18	20

Source: Savanta MarketVue Business Banking, YE Q4 2019.  Based on interviews with businesses with an annual turnover over £2 million. Latest base sizes: 586 for NatWest (England & Wales), 100 for Royal Bank of Scotland (Scotland). Question: "How likely would you be to recommend (bank)". Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Trust
We also use independent experts to measure our customers' trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
NatWest	62	62	61	60	56
Royal Bank of Scotland	39	47	38	28	27

Source: Populus. Latest quarter's data. Measured as a net % of those that trust Royal Bank of Scotland/NatWest to do the right thing, less those that do not. Latest base sizes: 531 for NatWest (England & Wales), 214 for Royal Bank of Scotland (Scotland).

Summary consolidated income statement for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018*	2019	2019	2018*
	£m	£m	£m	£m	£m
Net interest income	8,047	8,656	2,037	2,006	2,176

Own credit adjustments	(80)	92	(22)	(12)	33
Strategic disposals	1,035	-	-	-	-
Other non-interest income	5,251	4,654	2,218	909	849

Non-interest income	6,206	4,746	2,196	897	882

Total income	14,253	13,402	4,233	2,903	3,058

Litigation and conduct costs	(895)	(1,282)	(85)	(750)	(92)
Strategic costs	(1,381)	(1,004)	(537)	(215)	(355)
Other expenses	(7,049)	(7,359)	(1,905)	(1,733)	(2,022)
Operating expenses	(9,325)	(9,645)	(2,527)	(2,698)	(2,469)

Profit before impairment losses	4,928	3,757	1,706	205	589
Impairment losses	(696)	(398)	(160)	(213)	(17)

Operating profit/(loss) before tax	4,232	3,359	1,546	(8)	572
Tax charge	(432)	(1,208)	(37)	(201)	(118)

Profit/(loss) for the period	3,800	2,151	1,509	(209)	454

Attributable to:
Ordinary shareholders	3,133	1,622	1,410	(315)	286
Other owners	406	537	99	105	182
Non-controlling interests	261	(8)	-	1	(14)

Notable items within total income
Alawwal bank merger gain in NatWest Markets	444	-	-	-	-
FX recycling gain in Central items & other (1)	1,459	-	1,169	-	-
Legacy liability release in Central items & other	256	-	-	-	-
Insurance indemnity	-	357	-	-	85
of which:
NatWest Markets	-	165	-	-	-
Central items & other	-	192	-	-	85
IFRS volatility in Central items & other (2)	9	(59)	43	(51)	(25)
UK Personal Banking debt sale gain	49	61	31	16	35
FX gains/(losses) in Central items & other	21	(46)	(1)	2	(39)
Commercial Banking fair value and disposal (loss)/gain	(16)	169	1	-	(10)
NatWest Markets legacy business disposal (loss)/gain	(35)	(86)	-	(8)	(43)

Notable items within operating expenses
Push payment fraud costs	(38)	-	(13)	(7)	-
Litigation and conduct costs	(895)	(1,282)	(85)	(750)	(92)
of which:
US RMBS	169	(823)	-	162	-
PPI	(900)	(200)	-	(900)	-

*Restated for IAS 12 'Income taxes', refer to Note 2 for further details.

Notes:
(1)	Includes £290 million arising on the completion of the Alawwal bank merger in June 2019, £1,102 million arising on the liquidation of RFS Holdings and £67 million in relation to dividends in UBI DAC.
(2)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Business performance summary
Income statement overview

2019 compared with 2018
●
Total income increased by £851 million, or 6.3%. Excluding notable items, income decreased by £813 million, or 6.3%, due to a reduction in retail and commercial income, lower NatWest Markets income and increased Treasury funding costs, reflecting increased MREL costs and lower structural hedge income. Across the retail and commercial businesses, income decreased by £301 million, or 2.6%, excluding notable items, principally reflecting margin pressure in a challenging market.

●	Bank NIM of 1.99% was 10 basis points lower than 2018, principally reflecting competitive pressures within the personal business and a flattening yield curve.
●
Excluding strategic, litigation and conduct costs, operating expenses reduced by £310 million, ahead of target, despite incurring an additional £38 million of authorised push payment fraud costs in line with new industry practice. In line with the reduction in costs, headcount was c.3,100, or 4.6%, lower than 2018.

●
Strategic costs of £1,381 million included: a £470 million charge relating to the reduction in our property portfolio; £299 million of technology costs; a £178 million charge in NatWest Markets relating to both the wind-down of the legacy business and ongoing development of the core business infrastructure; with the remaining charge largely relating to restructuring costs to achieve cost efficiencies across front and back book operations.

●	Litigation and conduct costs included a £900 million PPI charge and a £169 million reimbursement under indemnification agreements relating to US residential mortgage-backed securities (RMBS).
●
The net impairment loss of £696 million, 21 basis points of gross customer loans, increased by £298 million compared with 2018, transitioning from a very benign period towards a more normalised external credit environment, as well as the impact of a small number of large individual commercial charges. The cost of risk remained below the view of our normalised blended long term loss rate of 30 to 40 basis points.

●
The tax charge for 2019 is lower than the UK statutory rate reflecting the impact of the Alawwal bank merger gain on disposal, the FX recycling gain on the liquidation of RFS Holdings, a £206 million deferred tax credit on the recognition of tax losses following the transfer of business under the ring-fencing regulations and adjustments in respect of prior periods. These factors have been partially offset by the impact of conduct charges, the banking surcharge and a £144 million reduction in the carrying value of deferred tax assets in respect of losses in the UK and Ireland.

●	Non-controlling interests includes a charge of £274 million in relation to the minority share of the gain recognised on completion of the Alawwal bank merger.

Q4 2019 compared with Q3 2019
●
Q4 2019 income includes £1,169 million of FX recycling gains largely associated with the transfer of NatWest Markets N.V. ownership to NatWest Markets Plc. Excluding notable items, retail and commercial income was £55 million lower whilst NatWest Markets core income increased by £12 million to £196 million.

●	Bank NIM of 1.93% was 4 basis points lower than Q3 2019 primarily reflecting competitive pressures in the mortgage business as front book margins remain lower than back book.
●	Excluding strategic, litigation and conduct costs, operating expenses increased by £172 million primarily reflecting the annual UK bank levy charge. Headcount reduced by c.1,700, or 2.6%.
●
The Q4 2019 tax charge includes an £86 million charge relating to reducing the carrying value of the deferred tax asset in respect of losses in the UK and a £65 million credit associated with FX recycling gains.
.

Q4 2019 compared with Q4 2018
●
Across the retail and commercial businesses, income decreased by £114 million, or 4.0%, excluding notable items, principally reflecting margin pressure in a challenging market. NatWest Markets core income was 2.0% lower at £196 million.

●	Excluding strategic, litigation and conduct costs, operating expenses reduced by £117 million, or 5.8%.

Business performance summary
UK Personal Banking
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	4,866	5,054	1,195	1,224	1,246
Operating expenses	(3,618)	(2,867)	(788)	(1,601)	(757)
Impairment losses	(393)	(339)	(81)	(131)	(142)
Operating profit/(loss)	855	1,848	326	(508)	347
Return on equity	9.6%	24.7%	14.9%	(26.8%)	17.2%
Net interest margin	2.47%	2.67%	2.32%	2.44%	2.60%
Cost:income ratio	74.4%	56.7%	65.9%	130.8%	60.8%
Loan impairment rate	25bps	23bps	20bps	34bps	38bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			158.9	154.6	148.9
Customer deposits			150.3	147.9	145.3
RWAs			37.8	37.5	34.3

Almost three quarters of our current account customers are now digitally active, with growing engagement and continued improvements to their digital experience making it easier for our customers everyday. Total digital sales volumes increased by 30% compared with 2018, representing 53% of all sales. 63% of personal unsecured loan sales, 66% of credit card accounts and 56% of current accounts opened were via the digital channel.

2019 compared with 2018
●
Total income was £188 million, or 3.7%, lower than 2018, impacted by lower overall mortgage margins, an IFRS 9 accounting change for interest in suspense recoveries of £29 million and a £12 million decrease in debt sale gains, partially offset by strong lending growth.

●	Net interest margin decreased by 20 basis points reflecting mortgage margin pressure, as front book margins remain lower than back book margin and the book re-prices to the current rate.
●
Excluding strategic, litigation and conduct costs, operating expenses decreased by £25 million, or 1.0%, reflecting a 6.5% reduction in headcount from digital process simplification and back office rationalisation and lower property costs, partially offset by increased fraud costs due to a revised customer refund approach for authorised push payment scams, annual pay award, and increased investment and technology costs.

●	Litigation and conduct costs include a £900 million charge in respect of PPI claims following greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline.
●
Impairment losses were £54 million higher than 2018 reflecting lending growth and lower debt sale recoveries, partially offset by interest in suspense recoveries following an IFRS 9 accounting change and a £25 million lower charge for economic uncertainty than in 2018. Default rates increased slightly since 2018, but, the overall trend flattened in the second half of the year as a result of unsecured risk appetite tightening.

●
Net loans to customers increased by £10.0 billion, or 6.7%, to £158.9 billion. The business has maintained a prudent approach to risk and pricing in a very competitive market, with gross new mortgage lending in 2019 of £33.3 billion, 9.6% higher than 2018. Mortgage new business market share increased to approximately 12.5%, supporting a stock share of around 10.2% up from 9.8% in 2018. Momentum also continued in personal advances and credit cards, increasing by 11.8% and 7.5% respectively.

●	Customer deposits increased by £5.0 billion, or 3.4%, as growth continued across current accounts and savings.
●	RWAs increased by £3.5 billion, or 10.2%, principally due to strong lending, £2.2 billion, mortgage predictive loss adjustments, £0.6 billion, and an increase linked to IFRS 16 changes, £0.7 billion.
Q4 2019 compared with Q3 2019
●
Total income was £29 million lower than Q3 2019 reflecting a £19 million charge following an annual review of mortgage customer repayment behaviour, lower seasonal debit and credit card fee income and the implementation of certain overdraft fee changes, partly offset by £15 million higher debt sale gains. Strong volume growth in Q4 2019 largely offset product margin dilution. Net interest margin decreased by 12 basis points reflecting mortgage margin pressure and the mortgage customer repayment behaviour charge.

●	Excluding strategic, litigation and conduct costs, operating expenses were £33 million higher than Q3 2019, largely reflecting the inclusion of the annual bank levy charge.
●	Gross new mortgage lending was £10.4 billion, the highest quarter of new mortgage lending in 2019, representing approximately 15% new business market share.
Q4 2019 compared with Q4 2018
●	Total income was £51 million lower than Q4 2018, primarily driven by mortgage margin pressure, interest in suspense recoveries and lower debt sale gains.
●	Excluding strategic, litigation and conduct costs, operating expenses were £18 million lower than Q4 2018 due to headcount reductions, partially offset by increased fraud costs.

Business performance summary
Ulster Bank RoI
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	€m	€m	€m	€m	€m
Total income	647	689	162	161	165
Operating expenses	(630)	(657)	(162)	(146)	(184)
Impairment releases/(losses)	38	(17)	(5)	19	21
Operating profit/(loss)	55	15	(5)	34	2
Return on equity	2.3%	0.5%	(1.0%)	5.8%	0.4%
Net interest margin	1.59%	1.79%	1.57%	1.55%	1.73%
Cost:income ratio	97.4%	95.6%	100.7%	90.3%	111.6%
Loan impairment rate	(17)bps	8bps	9bps	(34)bps	(38)bps
			€bn	€bn	€bn
Net loans to customers (amortised cost)			21.4	21.4	21.0
Customer deposits			21.7	21.3	20.1
RWAs			15.3	15.0	16.4

Ulster Bank RoI continued to strengthen its digital proposition in 2019 through enhancements to digital and mobile customer offerings. 70% of active current account customers are now on digital channels, with 48% using the mobile app which now includes new app services to enable customers to lock and unlock their debit cards, create savings goals and explore how they are spending their money.

2019 compared with 2018
●
Total income was €42 million, or 6.1% lower than 2018 primarily reflecting reduced income from non-performing loans (NPLs) following the sale of a portfolio of assets, largely completed in 2018, and an income reduction from an IFRS 9 accounting change in 2019 for interest in suspense recoveries of €23 million, with an offsetting impact in impairments. These movements contributed to a 20 basis points decrease in net interest margin compared with 2018.

●
Excluding strategic, conduct and litigation costs, operating expenses decreased by €16 million, or 2.9%, due to reduced project and pension costs and other efficiencies which resulted in a headcount reduction of 6.5%, partially offset by higher levies and increased risk and compliance costs.

●
A net impairment release of €38 million reflects improvements in the performance of the loan portfolio and the accounting change for interest in suspense recoveries, partially offset by a charge for economic uncertainty.

●
Net loans to customers increased by €0.4 billion, or 1.9%, reflecting strong lending in both the personal and commercial sectors, partially offset by concluding the sale of a portfolio of NPLs, €0.1 billion, and a continued reduction in the tracker mortgage book. Tracker mortgage balances reduced by €0.7 billion, or 8.4% compared with 2018, with Tracker balances accounting for 38.2% of total net loans at the end of 2019. The business maintained a prudent approach to risk and pricing in a competitive market, with gross new lending of €3.0 billion in 2019, 13.0% higher than 2018.

●	Customer deposits increased by €1.6 billion, or 8.0%, supporting a reduction in the loan:deposit ratio to 98% from 105%.
●	RWAs reduced by €1.1 billion, or 6.7%, principally reflecting an improvement in credit metrics and the impact of the NPL sale.
Q4 2019 compared with Q3 2019
●	Total income remained broadly stable at €162 million and net interest margin increased two basis points to 1.57% compared with Q3 2019.
●
Total operating expenses increased by €16 million, or 11.0%, primarily reflecting an increase in strategic costs relating to a restructuring programme, partly offset by one-off credits to the pension charge.

●	Impairment losses of €5 million reflect the impact of mortgage model recalibration, partially offset by the net impact of an improvement in the performance of the NPL portfolio.
●	RWAs increased by €0.3 billion largely due to model recalibrations.
Q4 2019 compared with Q4 2018
●	Total income decreased by €3 million, or 1.8%, reflecting lower income on NPLs and the IFRS 9 accounting change, partially offset by higher other income.
●	Total operating expenses decreased by €22 million, or 12.0%, primarily reflecting lower conduct and pension costs and the benefits from cost saving initiatives.

Business performance summary
Commercial Banking
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	4,318	4,602	1,076	1,077	1,116
Operating expenses	(2,600)	(2,487)	(700)	(638)	(764)
Impairment losses	(391)	(147)	(81)	(108)	(5)
Operating profit	1,327	1,968	295	331	347
Return on equity	8.4%	12.1%	7.6%	8.4%	8.3%
Net interest margin	1.95%	1.96%	1.94%	1.90%	1.96%
Cost:income ratio	58.9%	52.8%	63.9%	57.9%	67.5%
Loan impairment rate	38bps	14bps	32bps	42bps	2bps
			£bn	£bn	£bn
Net loans to customers (amortised cost)			101.2	101.5	101.4
Customer deposits			135.0	135.7	134.4
RWAs			72.5	77.0	78.4

Notes:(1)   New drawn lending and any re-financing resulting in a new facility or the opening of a new account, excluding Overdrafts and Supplier Finance.(2)   RWA intensity is defined as total risk weighted assets divided by total loans to customers (amortised cost).

Commercial Banking continues to focus on increasing customer interactions through digital channels. In 2019, NatWest became the first UK bank to launch biometric secure authentication for all business payments via Bankline mobile. Conversation volumes with our chat bot Cora have increased to c.16,500 per month since inception in December 2018.

2019 compared with 2018
●
Total income decreased by £284 million, or 6.2%, reflecting asset disposal and fair value gains of £169 million in 2018, compared with a £16 million loss in 2019, combined with lower deposit income and lower non-interest income. Net interest margin decreased by 1 basis point in comparison to 2018 as a result of lower deposit income, with lending margins broadly stable.

●
Excluding strategic, litigation and conduct costs, operating expenses decreased by £51 million, or 2.2%, reflecting lower back office operations costs and VAT recoveries, partially offset by £17 million higher operating lease depreciation, £9 million authorised push payment fraud costs in line with new industry practice, and higher remediation, innovation and technology spend.

●	Impairment losses of £391 million include a small number of single name charges, IFRS 9 modelling adjustments and charges in respect of increased economic uncertainty.
●
Commercial Banking gross new lending(1) was £19.5 billion in 2019. Net loans to customers decreased by £0.2 billion as planned reductions in EU divestment and Large Corporates & Institutions Western European transfers to NatWest Markets of £0.6 billion were partially offset by growth across the business. Lending across Business Banking, SME & Mid-Corporate and Specialised business increased by £1.1 billion, or 2.1%.

●	RWAs decreased by £5.9 billion due to model improvements, active capital management and business transfers of £2.4 billion, resulting in a RWA intensity(2) of 70.7% in comparison to 76.3% in 2018.

Q4 2019 compared with Q3 2019
●
Total income remained stable, whilst net interest margin increased by 4 basis points in comparison to Q3 2019, mainly due to an annual review related to customer repayment behaviour changes, partially offset by lower deposit income.

●	Excluding strategic, litigation and conduct costs, operating expenses increased by £15 million, or 2.7%, as the annual UK bank levy charge was partially offset by VAT recoveries.
●	Impairment losses decreased by £27 million reflecting charges in respect of increased economic uncertainty in Q3 2019.
●	Net loans to customers decreased by £0.3 billion mainly due to reductions in EU Divestment.
●	RWAs decreased by £4.5 billion due to model improvements, active capital management and business transfers of £0.3 billion.

Q4 2019 compared with Q4 2018
●	Total income decreased by £40 million, or 3.6%, mainly due to lower deposit income and lower non-interest income.
●	Excluding strategic, litigation and conduct costs, operating expenses decreased by £88 million, or 13.2%, due to VAT recoveries and lower back office operations costs.
●	Impairment losses increased by £76 million, principally due to higher single name charges and IFRS 9 modelling adjustments.

Business performance summary
Private Banking
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	777	775	195	198	198
Operating expenses	(486)	(478)	(135)	(119)	(143)
Impairment releases	6	6	1	2	8
Operating profit	297	303	61	81	63
Return on equity	15.4%	15.4%	12.0%	16.8%	12.3%
Net interest margin	2.40%	2.52%	2.30%	2.35%	2.49%
Cost:income ratio	62.5%	61.7%	69.2%	60.1%	72.2%
			£bn	£bn	£bn
Net loans to customers (amortised cost)			15.5	15.2	14.3
Customer deposits			28.4	28.2	28.4
RWAs			10.1	10.0	9.4
Assets Under Management (AUMs)			23.2	22.5	19.8
Assets Under Administration (AUAs) (1)			7.2	7.1	6.6
Assets Under Management and Administration (AUMA)			30.4	29.6	26.4

Note:
(1)   Private Banking manages assets under management portfolios on behalf of UK Personal Banking and RBSI. Prior to Q4 2018, the assets under management portfolios of UK Personal Banking and RBSI were not included. Private Banking receives a management fee from UK Personal Banking and clients of RBSI in respect of providing this service.

Private banking offers a service-led, digitally enabled experience for its clients, with approximately 75% of eligible clients banking with us digitally. Our client servicing model utilises both digital and telephony through Coutts24 and Adam24, which have client satisfaction ratings of 96% and 92% respectively. Coutts Connect, our social platform which allows clients to network and build working relationships with one another, now has over 1,700 active users since launching in 2018.

2019 compared with 2018
●
Total income increased by £2 million, or 0.3%, as volume growth and one-off benefits were partially offset by lower deposit income. Net interest margin decreased by 12 basis points compared with 2018 primarily due to deposit margin pressure.

●	Excluding strategic, litigation and conduct costs, operating expenses decreased by £17 million, or 3.7%, primarily reflecting lower back office operations costs.
●	A net impairment release of £6 million reflected a number of one-off releases.
●	Net loans to customers increased by £1.2 billion, or 8.4%, mainly due to mortgage lending, relative to an increase in RWAs of £0.7 billion, or 7.4%.
●	Total assets under management in Private Banking increased by £3.4 billion, or 17.2%, reflecting positive investment performance of £2.7 billion and net new business inflows of £0.7 billion.
●
Total assets under management and administration overseen by Private Banking increased by £4.0 billion, or 15.2%, reflecting positive investment performance of £3.2 billion and net new business inflows of £0.8 billion.

Q4 2019 compared with Q3 2019
●
Total income decreased by £3 million, or 1.5%, as one-off benefits related to hedging income gains recognised in Q3 2019 were partially offset by volume growth in Q4 2019. Net interest margin decreased by 5 basis points compared to Q3 2019 primarily due to lower deposit funding benefits.

●	Excluding strategic, litigation and conduct costs, operating expenses increased by £14 million, or 13.2%, primarily due to the annual UK bank levy charge.
●	Net loans to customers increased by £0.3 billion, or 2%, reflecting mortgage lending.
●	Total assets under management in Private Banking increased by £0.7 billion, or 3.1%, reflecting positive investment performance of £0.4 billion and net new business inflows of £0.3 billion.
●
Total assets under management and administration overseen by Private Banking increased by £0.8 billion, or 2.7%, reflecting positive investment performance of £0.4 billion and net new business inflows of £0.4 billion.

Q4 2019 compared with Q4 2018
●	Total income decreased by £3 million, or 1.5%, as lower deposit income was partially offset by volume growth.
●	Excluding strategic, litigation and conduct costs, operating expenses decreased by £13 million, or 9.8%, reflecting lower back office operations costs and a number of one-off items.

Business performance summary
RBS International
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	610	594	150	150	155
Operating expenses	(264)	(260)	(83)	(62)	(86)
Impairment (losses)/releases	(2)	2	(5)	-	2
Operating profit	344	336	62	88	71
Return on equity	25.7%	24.4%	17.3%	26.0%	20.0%
Net interest margin	1.60%	1.71%	1.47%	1.55%	1.81%
Cost:income ratio	43.3%	43.8%	55.3%	41.3%	55.5%
			£bn	£bn	£bn
Net loans to customers (amortised cost)			14.1	13.8	13.3
Customer deposits			30.1	29.1	27.5
RWAs			6.5	6.5	6.9

RBS International's existing personal customers can now open individual savings accounts in an average time of 8 minutes rather than 14 days, with over 3,000 new accounts opened this year using the automated process. Digital adoption in personal banking has increased by more than 17%. Over 90% of non-personal customers who provided feedback find our electronic banking platform, eQ easy or extremely easy to use, with 18 new features introduced into eQ through 2019 as part of our ongoing investment in the platform.

2019 compared with 2018
●
Total income increased by £16 million, or 2.7%, due to increased customer lending and deposits in Institutional and Local Banking. Institutional Banking contributed 63% to income in 2019, with Local Banking 31% and Depositary Services 6%. Net interest margin decreased by 11 basis points compared with 2018 as deposit margins reduced due to falling interest rates in the second half of the year along with mortgage margin pressure.

●
Excluding strategic, litigation and conduct costs, operating expenses decreased £16 million, or 6.2%, reflecting a £24 million reduction in back office operations costs, partially offset by higher investment spend relating to the digital proposition.

●	Net loans to customers increased by £0.8 billion, or 6.0%, reflecting a Funds business transfer of £0.5 billion from NatWest Markets and higher volumes in Institutional and Local Banking.
●	Customer deposits increased by £2.6 billion primarily reflecting activity in the Funds sector and £1.1 billion growth in term and notice deposits.
●	RWAs decreased by £0.4 billion as the impact of model updates was partially offset by increased lending and business transfers.
Q4 2019 compared with Q3 2019
●
Total income was stable at £150 million as higher non utilisation fees were offset by lower deposit funding margins. Net interest margin decreased by 8 basis points compared with Q3 2019 primarily due to lower interest rates in the US and Europe reducing deposit margins.

●
Excluding strategic, litigation and conduct costs, operating expenses increased by £21 million, or 36.8%, primarily due to the bank levy charge and increased project costs relating to building the business' digital proposition.

●	Net loans to customers increased by £0.3 billion reflecting a Funds business transfer of £0.5 billion from NatWest Markets, partially offset by short term customer activity in the Funds Sector.
●	Customer deposits increased by £1.0 billion primarily due to activity in the Funds Sector.
Q4 2019 compared with Q4 2018
●	Total income decreased by £5 million, or 3.2%, reflecting margin compression as a result of US and European Central Bank rate reductions.
●	Excluding strategic, litigation and conduct costs, operating expenses decreased £4 million, or 4.9%, primarily due to lower back office operations costs.

Business performance summary
NatWest Markets(1)
	Year ended and as at		Quarter ended and as at
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	1,342	1,442	250	150	152
Of which: Core income excluding own credit adjustments	1,082	1,259	196	184	200
Of which: Legacy income	340	91	76	(23)	(81)
Of which: Own credit adjustments (OCA)	(80)	92	(22)	(11)	33
Operating expenses	(1,418)	(1,604)	(392)	(348)	(455)
Impairment releases	51	92	10	5	100
Operating loss	(25)	(70)	(132)	(193)	(203)
Return on equity	(3.2%)	(2.0%)	(6.5%)	(8.7%)	(9.2%)
Cost:income ratio	105.7%	111.2%	156.8%	232.0%	299.3%
			£bn	£bn	£bn
Funded assets			116.2	142.7	111.4
RWAs			37.9	43.8	44.9

Note:
(1)
The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity or group. For 2019, NatWest Markets Plc entity includes NatWest Markets N.V. from the 29 November 2019 only, whereas the NatWest Markets franchise excludes the Central items & other segment. For periods prior to Q4 2019, NatWest Markets N.V. was also excluded from the NatWest Markets Plc entity.

NatWest Markets continued to play a leading role in market structural reform. We were first-to-market with our Realised Rate calculator and we acted as the sole solicitation agent for the first ever LIBOR to SONIA bond amendment issued in the market.

2019 compared with 2018
●
Total income decreased by £100 million, or 6.9%, reflecting lower core income and own credit adjustments (OCA), partially offset by increased legacy income following the £444 million gain on the merger of Alawwal bank with SABB.

●	A core income reduction of £177 million, or 14.1%, was due to challenging market conditions, most significantly in Q3 2019 when the business was impacted by weak performance in the Rates business.
●	Excluding strategic, litigation and conduct costs, operating expenses decreased by £35 million, or 2.9%.
●	A net impairment release of £51 million compared with a release of £92 million in 2018, both reflecting a small number of legacy cases.
●	RWAs decreased by £7.0 billion driven by the £4.7 billion reduction following the merger of Alawwal bank with SABB and other legacy reductions.
Q4 2019 compared with Q3 2019
●	Total income increased by £100 million, or 66.7%, primarily reflecting higher legacy income from a release following the closure of a specific exposure.
●	Excluding strategic, litigation and conduct costs, operating expenses increased by £14 million, or 5.0%, reflecting the annual UK bank levy charge and the timing of one-off expense items.
●	RWAs decreased by £5.9 billion due to a £2.5 billion reduction in market risk and a £2.4 billion decrease in counterparty risk, primarily in the core business.
Q4 2019 compared with Q4 2018
●	Total income increased by £98 million, or 64.5%, primarily reflecting higher legacy income due to a release following the closure of a specific exposure.
●	Excluding strategic, litigation and conduct costs, operating expenses decreased by £20 million, or 6.3%, driven by the timing of one-off expense items.
●	An impairment release of £10 million compared with a release of £100 million in Q4 2018. The Q4 2018 release was driven by a small number of legacy cases.

Central items & other
	Year ended and as at		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Central items not allocated	1,385	(1,038)	939	162	(55)
Of which: Litigation and conduct costs	141	(809)	(43)	(171)	(2)
Of which: FX recycling gain (1)	1,459	-	1,169	-	-

Note:
(1)   Includes £290 million arising on the completion of the Alawwal bank merger in June 2019, £1,102 million arising on the liquidation of RFS Holdings and £67 million in relation to dividends in UBI DAC.

●
Central items not allocated include £1,459 million of FX recycling gains, a £169 million reimbursement under indemnification agreements relating to US residential mortgage-backed securities (RMBS) and strategic costs of £450 million. FY 2018 included a litigation and conduct charge of £809 million, principally in respect of the settlement with the US Department of Justice.

Business performance summary

	End-point CRR basis
	31 December	30 September	31 December
	2019	2019	2018
Risk asset ratios	%	%	%

CET1	16.2	15.7	16.2
Tier 1	18.5	17.9	18.4
Total	21.2	20.5	21.8

Capital	£m	£m	£m
Tangible equity	32,371	32,930	34,566

Expected loss less impairment provisions	(167)	(620)	(654)
Prudential valuation adjustment	(431)	(466)	(494)
Deferred tax assets	(757)	(732)	(740)
Own credit adjustments	(118)	(234)	(405)
Pension fund assets	(474)	(401)	(394)
Cash flow hedging reserve	(35)	(336)	191
Foreseeable ordinary and special dividends	(968)	(362)	(1,326)
Foreseeable charges	(365)	-	-
Other adjustments for regulatory purposes	(2)	(6)	(105)

Total deductions	(3,317)	(3,157)	(3,927)
CET1 capital	29,054	29,773	30,639
AT1 capital	4,051	4,051	4,051
Tier 1 capital	33,105	33,824	34,690
Tier 2 capital	4,900	4,980	6,483

Total regulatory capital	38,005	38,804	41,173

Risk-weighted assets

Credit risk	131,000	136,200	137,900
Counterparty credit risk	12,600	15,000	13,600
Market risk	13,000	15,700	14,800
Operational risk	22,600	22,600	22,400

Total RWAs	179,200	189,500	188,700

Leverage (1)
Cash and balances at central banks	77,900	84,300	88,900
Trading assets	76,700	91,600	75,100
Derivatives	150,000	175,800	133,300
Financial assets	399,100	396,400	377,500
Other assets	19,300	28,400	19,400

Total assets	723,000	776,500	694,200
Derivatives
- netting and variation margin	(157,800)	(189,800)	(141,300)
- potential future exposures	43,000	47,200	42,100
Securities financing transactions gross up	2,200	1,700	2,100
Undrawn commitments	42,500	43,900	50,300
Regulatory deductions and other adjustments	(9,000)	(9,400)	(2,900)

CRR Leverage exposure	643,900	670,100	644,500

CRR leverage ratio%	5.1	5.0	5.4

UK leverage exposure (2)	570,300	589,500	559,500

UK leverage ratio% (2)	5.8	5.7	6.2

Notes:
(1)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(2)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance
	Year ended 31 December 2019
							Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	4,130	400	2,842	521	478	(188)	(136)	8,047
Non-interest income	736	167	1,476	256	132	1,166	1,318	5,251
Own credit adjustments	-	-	-	-	-	(80)	-	(80)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	4,866	567	4,318	777	610	1,342	1,773	14,253
Direct expenses - staff costs	(612)	(197)	(748)	(162)	(120)	(626)	(1,102)	(3,567)
- other costs	(360)	(96)	(296)	(66)	(57)	(202)	(2,405)	(3,482)
Indirect expenses	(1,431)	(177)	(1,193)	(211)	(67)	(350)	3,429	-
Strategic costs - direct	(17)	(33)	(63)	(2)	(12)	(178)	(1,076)	(1,381)
- indirect	(273)	(27)	(238)	(36)	(8)	(44)	626	-
Litigation and conduct costs	(925)	(22)	(62)	(9)	-	(18)	141	(895)
Operating expenses	(3,618)	(552)	(2,600)	(486)	(264)	(1,418)	(387)	(9,325)
Operating profit/(loss) before impairment (losses)/releases	1,248	15	1,718	291	346	(76)	1,386	4,928
Impairment (losses)/releases	(393)	34	(391)	6	(2)	51	(1)	(696)
Operating profit/(loss)	855	49	1,327	297	344	(25)	1,385	4,232
Additional information
Return on equity (2)	9.6%	2.3%	8.4%	15.4%	25.7%	(3.2%)	nm	9.4%
Cost:income ratio (2)	74.4%	97.4%	58.9%	62.5%	43.3%	105.7%	nm	65.1%
Total assets (£bn)	182.3	25.4	165.4	23.3	31.7	263.9	31.0	723.0
Funded assets (£bn)	182.3	25.4	165.4	23.3	31.7	116.2	28.7	573.0
Net loans to customers - amortised cost (£bn)	158.9	18.2	101.2	15.5	14.1	8.4	10.6	326.9
Loan impairment rate (2)	25bps	(18)bps	38bps	nm	nm	nm	nm	21bps
Impairment provisions (£bn)	(1.4)	(0.8)	(1.3)	-	-	(0.1)	(0.1)	(3.7)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.7)	(1.0)	-	-	(0.1)	(0.1)	(2.7)
Customer deposits (£bn)	150.3	18.5	135.0	28.4	30.1	3.7	3.2	369.2
Risk-weighted assets (RWAs) (£bn)	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2
RWA equivalent (RWAe) (£bn)	38.2	13.2	72.8	10.1	6.7	40.5	1.7	183.2
Employee numbers (FTEs - thousands)	20.3	2.9	10.2	1.9	1.8	5.0	21.9	64.0
Average interest earning assets (£bn)	167.2	25.1	145.9	21.7	29.9	35.4	nm	448.6
Net interest margin	2.47%	1.59%	1.95%	2.40%	1.60%	(0.53%)	nm	1.79%
Third party customer asset rate (3)	3.22%	2.27%	3.16%	2.91%	2.89%	nm	nm	nm
Third party customer funding rate (3)	(0.38%)	(0.16%)	(0.43%)	(0.43%)	(0.13%)	nm	nm	nm

For the notes to this table, refer to page 22. nm = not meaningful.

Segment performance
	Year ended 31 December 2018
							Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	4,283	444	2,855	518	466	112	(22)	8,656
Non-interest income	771	166	1,747	257	128	1,238	347	4,654
Own credit adjustments	-	-	-	-	-	92	-	92
Total income	5,054	610	4,602	775	594	1,442	325	13,402
Direct expenses - staff costs	(698)	(202)	(739)	(161)	(102)	(557)	(1,190)	(3,649)
- other costs	(266)	(103)	(255)	(66)	(67)	(241)	(2,712)	(3,710)
Indirect expenses	(1,464)	(185)	(1,294)	(229)	(91)	(415)	3,678	-
Strategic costs - direct	(41)	(2)	(33)	-	(3)	(195)	(730)	(1,004)
- indirect	(185)	(20)	(122)	(21)	(6)	(43)	397	-
Litigation and conduct costs	(213)	(71)	(44)	(1)	9	(153)	(809)	(1,282)
Operating expenses	(2,867)	(583)	(2,487)	(478)	(260)	(1,604)	(1,366)	(9,645)
Operating profit/(loss) before impairment (losses)/releases	2,187	27	2,115	297	334	(162)	(1,041)	3,757
Impairment (losses)/releases	(339)	(15)	(147)	6	2	92	3	(398)
Operating profit/(loss)	1,848	12	1,968	303	336	(70)	(1,038)	3,359
Additional information
Return on equity (2)	24.7%	0.5%	12.1%	15.4%	24.4%	(2.0%)	nm	4.8%
Cost:income ratio (2)	56.7%	95.6%	52.8%	61.7%	43.8%	111.2%	nm	71.7%
Total assets (£bn)	171.0	25.2	166.4	22.0	28.4	244.5	36.7	694.2
Funded assets (£bn)	171.0	25.2	166.4	22.0	28.4	111.4	36.5	560.9
Net loans to customers - amortised cost (£bn)	148.9	18.8	101.4	14.3	13.3	8.4	-	305.1
Loan impairment rate (2)	23bps	8bps	14bps	nm	nm	nm	nm	13bps
Impairment provisions (£bn)	(1.2)	(1.0)	(1.4)	-	-	(0.2)	-	(3.8)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.8)	(1.1)	-	-	(0.2)	-	(2.8)
Customer deposits (£bn)	145.3	18.0	134.4	28.4	27.5	2.6	4.7	360.9
Risk-weighted assets (RWAs) (£bn)	34.3	14.7	78.4	9.4	6.9	44.9	0.1	188.7
RWA equivalent (RWAe) (£bn)	35.5	14.7	79.7	9.5	6.9	50.0	0.2	196.5
Employee numbers (FTEs - thousands)	21.7	3.1	10.3	1.9	1.7	4.8	23.6	67.1
Average interest earning assets (£bn)	160.6	24.8	145.3	20.5	27.3	27.9	nm	437.0
Net interest margin	2.67%	1.79%	1.96%	2.52%	1.71%	0.40%	nm	1.98%
Third party customer asset rate (3)	3.36%	2.41%	3.02%	2.89%	2.88%	nm	nm	nm
Third party customer funding rate (3)	(0.31%)	(0.20%)	(0.30%)	(0.25%)	(0.09%)	nm	nm	nm

For the notes to this table, refer to page 22. nm = not meaningful.

Segment performance
	Quarter ended 31 December 2019
							Central
UK Personal		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,012	98	715	130	117	(4)	(31)	2,037
Non-interest income	183	42	361	65	33	276	1,258	2,218
Own credit adjustments	-	(1)	-	-	-	(22)	1	(22)
Total income	1,195	139	1,076	195	150	250	1,228	4,233
Direct expenses - staff costs	(142)	(38)	(180)	(40)	(31)	(118)	(286)	(835)
- other costs	(101)	(26)	(67)	(14)	(20)	(74)	(768)	(1,070)
Indirect expenses	(399)	(46)	(330)	(66)	(27)	(104)	972	-
Strategic costs - direct	(9)	(21)	(26)	(2)	(3)	(74)	(402)	(537)
- indirect	(130)	(8)	(85)	(6)	(2)	(7)	238	-
Litigation and conduct costs	(7)	(1)	(12)	(7)	-	(15)	(43)	(85)
Operating expenses	(788)	(140)	(700)	(135)	(83)	(392)	(289)	(2,527)
Operating profit before impairment (losses)/releases	407	(1)	376	60	67	(142)	939	1,706
Impairment (losses)/releases	(81)	(4)	(81)	1	(5)	10	-	(160)
Operating profit/(loss)	326	(5)	295	61	62	(132)	939	1,546
Additional information
Return on equity (2)	14.9%	(1.0%)	7.6%	12.0%	17.3%	(6.5%)	nm	17.7%
Cost:income ratio (2)	65.9%	100.7%	63.9%	69.2%	55.3%	156.8%	nm	59.4%
Total assets (£bn)	182.3	25.4	165.4	23.3	31.7	263.9	31.0	723.0
Funded assets (£bn)	182.3	25.4	165.4	23.3	31.7	116.2	28.7	573.0
Net loans to customers - amortised cost (£bn)	158.9	18.2	101.2	15.5	14.1	8.4	10.6	326.9
Loan impairment rate (2)	20bps	8bps	32bps	nm	nm	nm	nm	19bps
Impairment provisions (£bn)	(1.4)	(0.8)	(1.3)	-	-	(0.1)	(0.1)	(3.7)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.7)	(1.0)	-	-	(0.1)	(0.1)	(2.7)
Customer deposits (£bn)	150.3	18.5	135.0	28.4	30.1	3.7	3.2	369.2
Risk-weighted assets (RWAs) (£bn)	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2
RWA equivalent (RWAe) (£bn)	38.2	13.2	72.8	10.1	6.7	40.5	1.7	183.2
Employee numbers (FTEs - thousands)	20.3	2.9	10.2	1.9	1.8	5.0	21.9	64.0
Average interest earning assets (£bn)	172.9	24.8	146.4	22.4	31.6	36.6	nm	456.2
Net interest margin	2.32%	1.57%	1.94%	2.30%	1.47%	(0.04%)	nm	1.77%
Third party customer asset rate (3)	3.09%	2.23%	3.15%	2.86%	2.79%	nm	nm	nm
Third party customer funding rate (3)	(0.38%)	(0.15%)	(0.43%)	(0.40%)	(0.09%)	nm	nm	nm

For the notes to this table, refer to page 22. nm = not meaningful.

Segment performance
	Quarter ended 30 September 2019
							Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,034	102	703	130	119	(62)	(20)	2,006
Non-interest income	190	43	374	68	31	223	(20)	909
Own credit adjustments	-	-	-	-	-	(11)	(1)	(12)
Total income	1,224	145	1,077	198	150	150	(41)	2,903
Direct expenses - staff costs	(157)	(53)	(194)	(40)	(30)	(159)	(258)	(891)
- other costs	(95)	(22)	(74)	(17)	(14)	(42)	(578)	(842)
Indirect expenses	(357)	(43)	(294)	(49)	(13)	(81)	837	-
Strategic costs - direct	(12)	(3)	(5)	-	(4)	(55)	(136)	(215)
- indirect	(68)	(9)	(67)	(13)	(1)	(7)	165	-
Litigation and conduct costs	(912)	(1)	(4)	-	-	(4)	171	(750)
Operating expenses	(1,601)	(131)	(638)	(119)	(62)	(348)	201	(2,698)
Operating (loss)/profit before impairment (losses)/releases	(377)	14	439	79	88	(198)	160	205
Impairment (losses)/releases	(131)	17	(108)	2	-	5	2	(213)
Operating (loss)/profit	(508)	31	331	81	88	(193)	162	(8)
Additional information
Return on equity (2)	(26.8%)	5.8%	8.4%	16.8%	26.0%	(8.7%)	nm	(3.8%)
Cost:income ratio (2)	130.8%	90.3%	57.9%	60.1%	41.3%	232.0%	nm	92.9%
Total assets (£bn)	176.7	26.1	166.6	22.6	31.2	318.3	35.0	776.5
Funded assets (£bn)	176.7	26.0	166.6	22.6	31.2	142.7	34.9	600.7
Net loans to customers - amortised cost (£bn)	154.6	19.0	101.5	15.2	13.8	9.1	6.3	319.5
Loan impairment rate (2)	34bps	(34)bps	42bps	nm	nm	nm	nm	26bps
Impairment provisions (£bn)	(1.4)	(0.8)	(1.3)	-	-	(0.2)	(0.1)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.8)	(0.8)	(1.0)	-	-	(0.2)	-	(2.8)
Customer deposits (£bn)	147.9	18.8	135.7	28.2	29.1	3.3	6.7	369.7
Risk-weighted assets (RWAs) (£bn)	37.5	13.3	77.0	10.0	6.5	43.8	1.4	189.5
RWA equivalent (RWAe) (£bn)	38.4	13.6	78.1	10.0	6.6	48.9	1.7	197.3
Employee numbers (FTEs - thousands)	21.0	3.0	10.4	1.9	1.8	5.1	22.5	65.7
Average interest earning assets (£bn)	168.1	26.2	146.7	22.0	30.4	38.6	nm	454.4
Net interest margin	2.44%	1.55%	1.90%	2.35%	1.55%	(0.64%)	nm	1.75%
Third party customer asset rate (3)	3.22%	2.23%	3.11%	2.87%	2.91%	nm	nm	nm
Third party customer funding rate (3)	(0.38%)	(0.15%)	(0.43%)	(0.43%)	(0.14%)	nm	nm	nm

For the notes to this table, refer to the following page. nm = not meaningful.

Segment performance
	Quarter ended 31 December 2018
							Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,061	110	724	133	123	30	(5)	2,176
Non-interest income	185	37	392	65	32	89	49	849
Own credit adjustments	-	-	-	-	-	33	-	33
Total income	1,246	147	1,116	198	155	152	44	3,058
Direct expenses - staff costs	(166)	(53)	(185)	(39)	(25)	(128)	(263)	(859)
- other costs	(80)	(27)	(77)	(22)	(22)	(65)	(870)	(1,163)
Indirect expenses	(414)	(52)	(403)	(72)	(35)	(123)	1,099	-
Strategic costs - direct	(27)	(3)	(5)	-	(1)	(89)	(230)	(355)
- indirect	(63)	(12)	(57)	(10)	(2)	(22)	166	-
Litigation and conduct costs	(7)	(17)	(37)	-	(1)	(28)	(2)	(92)
Operating expenses	(757)	(164)	(764)	(143)	(86)	(455)	(100)	(2,469)
Operating profit/(loss) before impairment (losses)/releases	489	(17)	352	55	69	(303)	(56)	589
Impairment (losses)/releases	(142)	19	(5)	8	2	100	1	(17)
Operating profit/(loss)	347	2	347	63	71	(203)	(55)	572
Additional information
Return on equity (2)	17.2%	0.4%	8.3%	12.3%	20.0%	(9.2%)	nm	3.5%
Cost:income ratio (2)	60.8%	111.6%	67.5%	72.2%	55.5%	299.3%	nm	80.5%
Total assets (£bn)	171.0	25.2	166.4	22.0	28.4	244.5	36.7	694.2
Funded assets (£bn)	171.0	25.2	166.4	22.0	28.4	111.4	36.5	560.9
Net loans to customers - amortised cost (£bn)	148.9	18.8	101.4	14.3	13.3	8.4	-	305.1
Loan impairment rate (2)	38bps	(38)bps	2bps	nm	nm	nm	nm	2bps
Impairment provisions (£bn)	(1.2)	(1.0)	(1.4)	-	-	(0.2)	-	(3.8)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.8)	(1.1)	-	-	(0.2)	-	(2.8)
Customer deposits (£bn)	145.3	18.0	134.4	28.4	27.5	2.6	4.7	360.9
Risk-weighted assets (RWAs) (£bn)	34.3	14.7	78.4	9.4	6.9	44.9	0.1	188.7
RWA equivalent (RWAe) (£bn)	35.5	14.7	79.7	9.5	6.9	50.0	0.2	196.5
Employee numbers (FTEs - thousands)	21.7	3.1	10.3	1.9	1.7	4.8	23.6	67.1
Average interest earning assets (£bn)	161.7	25.2	146.7	21.2	26.9	30.4	nm	442.1
Net interest margin	2.60%	1.73%	1.96%	2.49%	1.81%	0.39%	nm	1.95%
Third party customer asset rate (3)	3.33%	2.43%	3.19%	2.94%	2.98%	nm	nm	nm
Third party customer funding rate (3)	(0.36%)	(0.18%)	(0.42%)	(0.38%)	(0.09%)	nm	nm	nm
nm = not meaningful

Notes:
(1)   Central items and other include unallocated transactions, including volatile items under IFRS, items related to Alawwal bank merger and a US RMBS related reimbursement.
(2)   Refer to the Appendix for further details of preparation and reconciliation of non-IFRS performance measures where relevant.
(3)   UBI DAC and RBS International manage their funding and liquidity requirements locally. Their liquidity asset portfolios and non-customer related funding sources are included within their net interest margin, but excluded from their third party asset and liability rates.

Condensed consolidated income statement for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018*	2019	2019	2018*
	£m	£m	£m	£m	£m

Interest receivable	11,375	11,049	2,901	2,921	2,825
Interest payable	(3,328)	(2,393)	(864)	(915)	(649)

Net interest income (1)	8,047	8,656	2,037	2,006	2,176

Fees and commissions receivable	3,359	3,218	789	808	785
Fees and commissions payable	(848)	(861)	(175)	(186)	(190)
Income from trading activities	932	1,507	138	195	161
Other operating income	2,763	882	1,444	80	126

Non-interest income	6,206	4,746	2,196	897	882

Total income	14,253	13,402	4,233	2,903	3,058

Staff costs	(4,018)	(4,122)	(990)	(1,000)	(1,014)
Premises and equipment	(1,259)	(1,383)	(436)	(265)	(411)
Other administrative expenses	(2,828)	(3,372)	(743)	(1,222)	(851)
Depreciation and amortisation	(1,176)	(731)	(323)	(232)	(187)
Impairment of other intangible assets	(44)	(37)	(35)	21	(6)

Operating expenses	(9,325)	(9,645)	(2,527)	(2,698)	(2,469)

Profit before impairment losses	4,928	3,757	1,706	205	589
Impairment losses	(696)	(398)	(160)	(213)	(17)

Operating profit/(loss) before tax	4,232	3,359	1,546	(8)	572
Tax charge	(432)	(1,208)	(37)	(201)	(118)

Profit/(loss) for the period	3,800	2,151	1,509	(209)	454

Attributable to:
Ordinary shareholders	3,133	1,622	1,410	(315)	286
Other owners	406	537	99	105	182
Non-controlling interests	261	(8)	-	1	(14)

Earnings/(loss) per ordinary share	26.0p	13.5p	11.7p	(2.6p)	2.4p
Earnings/(loss) per ordinary share - fully diluted	25.9p	13.4p	11.6p	(2.6p)	2.3p

*Restated for IAS12 'income taxes'. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Note:
(1)	Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

Condensed consolidated statement of comprehensive income for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018*	2019	2019	2018*
	£m	£m	£m	£m	£m
Profit/(loss) for the period	3,800	2,151	1,509	(209)	454
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	-	(2,053)	-	-	(53)
- other movements	(142)	86	(46)	(28)	14
(Loss)/profit on fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	(189)	200	(74)	(19)	91
FVOCI financial assets	(71)	48	21	(130)	(13)
Tax	28	502	4	(2)	15
	(374)	(1,217)	(95)	(179)	54
Items that do qualify for reclassification
FVOCI financial assets	(14)	7	(11)	9	(24)
Cash flow hedges	294	(581)	(394)	286	241
Currency translation	(1,836)	310	(1,538)	(57)	190
Tax	(170)	189	23	(71)	(35)
	(1,726)	(75)	(1,920)	167	372
Other comprehensive (loss)/income after tax	(2,100)	(1,292)	(2,015)	(12)	426

Total comprehensive income/(loss) for the period	1,700	859	(506)	(221)	880

Total comprehensive income/(loss) is attributable to:
Ordinary shareholders	1,044	305	(580)	(326)	709
Preference shareholders	39	182	9	10	88
Paid-in equity holders	367	355	90	95	94
Non-controlling interests	250	17	(25)	-	(11)
	1,700	859	(506)	(221)	880

*Restated for IAS12 'income taxes'. Refer to Accounting policy 1, Other amendments to IFRS, for further details.

Note:
(1)
On 17 April 2018, RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NWM Plc made a £53 million contribution to the NWM section in Q1 2019.

Condensed consolidated balance sheet as at 31 December 2019

	31 December	30 September	31 December
	2019	2019	2018
	£m	£m	£m
Assets
Cash and balances at central banks	77,858	84,252	88,897
Trading assets	76,745	91,605	75,119
Derivatives	150,029	175,760	133,349
Settlement balances	4,387	12,962	2,928
Loans to banks - amortised cost	10,689	12,440	12,947
Loans to customers - amortised cost	326,947	319,493	305,089
Other financial assets	61,452	64,488	59,485
Intangible assets	6,622	6,646	6,616
Other assets	8,310	8,861	9,805

Total assets	723,039	776,507	694,235

Liabilities
Bank deposits	20,493	22,095	23,297
Customer deposits	369,247	369,708	360,914
Settlement balances	4,069	11,862	3,066
Trading liabilities	73,949	87,374	72,350
Derivatives	146,879	173,750	128,897
Other financial liabilities	45,220	47,508	39,732
Subordinated liabilities	9,979	10,200	10,535
Other liabilities	9,647	9,864	8,954
Total liabilities	679,483	732,361	647,745

Equity
Ordinary shareholders' interests	38,993	39,576	41,182
Other owners' interests	4,554	4,554	4,554
Owners' equity	43,547	44,130	45,736
Non-controlling interests	9	16	754

Total equity	43,556	44,146	46,490
Total liabilities and equity	723,039	776,507	694,235

Condensed consolidated statement of changes in equity for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Called-up share capital - at 1 January	12,049	11,965	12,094	12,091	12,048
Ordinary shares issued	45	84	-	3	1
At 31 December	12,094	12,049	12,094	12,094	12,049

Paid-in equity - at 1 January and 31 December	4,058	4,058	4,058	4,058	4,058

Share premium account - at 1 January	1,027	887	1,094	1,089	1,026
Ordinary shares issued	67	140	-	5	1
At 31 December	1,094	1,027	1,094	1,094	1,027

Merger reserve - at 1 January and 31 December	10,881	10,881	10,881	10,881	10,881

FVOCI reserve - at 1 January	343	255	125	265	361
Implementation of IFRS 9 on 1 January 2018	-	34	-	-	-
Unrealised (losses)/gains	(107)	97	(11)	(141)	(11)
Realised (gains)/losses	(90)	(42)	27	16	(20)
Tax	(8)	(1)	(3)	(15)	13
At 31 December	138	343	138	125	343

Cash flow hedging reserve - at 1 January	(191)	227	336	117	(370)
Amount recognised in equity (1)	573	(63)	(285)	334	231
Amount transferred from equity to earnings (2)	(279)	(518)	(109)	(48)	10
Tax	(68)	163	93	(67)	(62)
At 31 December (3)	35	(191)	35	336	(191)

Foreign exchange reserve - at 1 January	3,278	2,970	2,924	2,982	3,073
Retranslation of net assets	(428)	195	(381)	(77)	196
Foreign currency losses on hedges of net assets (2)	83	(33)	61	21	(43)
Tax	(110)	23	(116)	(2)	19
Recycled to profit or loss on disposal of businesses (4)	(1,480)	123	(1,145)	-	33
At 31 December (3)	1,343	3,278	1,343	2,924	3,278

Retained earnings - at 1 January	14,312	17,130	12,663	14,784	16,823
Implementation of IFRS 9 on 1 January 2018	-	(105)	-	-	-
Implementation of IFRS 16 on 1 January 2019 (5)	(187)
Profit/(loss) attributable to ordinary shareholders and
other equity owners	3,539	2,159	1,509	(210)	468
Equity preference dividends paid	(39)	(182)	(9)	(10)	(88)
Paid-in equity dividends paid	(367)	(355)	(90)	(95)	(94)
Ordinary dividends paid	(3,018)	(241)	-	(1,691)	-
Redemption of equity preference shares (6)	-	(2,805)	-	-	(2,805)
Realised gains in period on FVOCI equity shares	112	6	(6)	4	1
Remeasurement of the retirement benefit schemes
- contributions in preparation for ring-fencing (7)	-	(2,053)	-	-	(53)
- other movements	(142)	86	(46)	(28)	14
- tax	24	539	(1)	7	23
Changes in fair value of credit in financial liabilities
designated at fair value through profit or loss
- gross	(189)	200	(74)	(19)	91
- tax	20	(33)	6	4	(13)
Shares issued under employee share schemes	(6)	(2)	(2)	-	-
Share-based payments	(113)	(32)	(4)	(83)	(55)
At 31 December	13,946	14,312	13,946	12,663	14,312

Condensed consolidated statement of changes in equity for the period ended 31 December 2019

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Own shares held - at 1 January	(21)	(43)	(45)	(46)	(24)
Shares issued under employee share schemes	39	87	5	1	5
Own shares acquired	(60)	(65)	(2)	-	(2)
At 31 December	(42)	(21)	(42)	(45)	(21)
Owners' equity at 31 December	43,547	45,736	43,547	44,130	45,736

Non-controlling interests - at 1 January	754	763	16	16	791
Currency translation adjustments and other movements	(11)	25	(25)	(1)	3
(Loss)/profit attributable to non-controlling interests	261	(8)	-	1	(14)
Dividends paid	(5)	(5)	(5)	-	(5)
Equity raised (8)	45	-	-	-
Equity withdrawn and disposals (9)	(1,035)	(21)	23	-	(21)
At 31 December	9	754	9	16	754

Total equity at 31 December	43,556	46,490	43,556	44,146	46,490

Total equity is attributable to:
Ordinary shareholders	38,993	41,182	38,993	39,576	41,182
Preference shareholders	496	496	496	496	496
Paid-in equity holders	4,058	4,058	4,058	4,058	4,058
Non-controlling interests	9	754	9	16	754
	43,556	46,490	43,556	44,146	46,490

Notes:
(1)
The amount credited to the cash flow hedging reserve comprised £585 million (2018 - £166 million debit) in relation to interest rate hedges lesser debit of £12 million (2018 - £103 million credit) in relation to foreign exchange hedges.

(2)
The cash flow hedging reserve was reduced by £243 million in relation to interest rate hedges (2018 - £493 million) credited net interest income and reduced by £36 million (2018 - £25 million) in relation to foreign exchange hedging which was credited to net interest income.

(3)	The hedging element of the cash flow hedging reserve and foreign exchange reserve relates mainly to de-designated hedges.
(4)
Includes £290 million recycled on completion of the Alawwal bank merger in June 2019 (with a further £48m shown in Tax), £1,102 million recycled on the subsequent liquidation of RFS Holdings B.V. (with a further £65m shown in Tax), and £67m attributable to the capital repayment by UBI DAC.  The Alawwal bank merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at FVOCI.  The recycling gains arising from the liquidation of RFS Holdings BV and capital repayment by UBIDAC have been calculated using the step-by-step method in IFRIC 16 'Hedges of a Net Investment in a Foreign Operation' and by reference to the proportion of capital repaid. Amount recycled also includes £2,661 million related with historical hedge relationship taken to non interest income.

(5)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.
(6)	During 2018, non-cumulative US dollar, Euro and Sterling preference shares were redeemed.
(7)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NWM Plc cannot contribute to be a participant in the Main section and separate arrangements are required for its employees. Under the MoU, NWB Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. Also under the MoU, NWM Plc made a £53 million contribution to the NWM section in Q1 2019.

(8)	Capital injection from RFS Holdings B.V Consortium members.
(9)	Distributed to RFS Holding B.V. Consortium members on completion of the Alawwal bank merger.

Condensed consolidated cash flow statement for the period ended 31 December 2019
	Year ended
	31 December	31 December
	2019	2018
	£m	£m
Operating activities
Operating profit before tax	4,232	3,359
Adjustments for non-cash items	3,282	1,937

Net cash outflow from trading activities	7,514	5,296
Changes in operating assets and liabilities	(10,929)	(11,537)

Net cash flows from operating activities before tax	(3,415)	(6,241)
Income taxes paid	(278)	(466)

Net cash flows from operating activities	(3,693)	(6,707)

Net cash flows from investing activities	(716)	(7,994)

Net cash flows from financing activities (1)	(1,956)	356

Effects of exchange rate changes on cash and cash equivalents	(1,983)	676

Net decrease in cash and cash equivalents	(8,348)	(13,669)
Cash and cash equivalents at beginning of year	108,936	122,605

Cash and cash equivalents at end of year	100,588	108,936

Note:
(1)	2018 has been re-presented to align the balance sheet classification. MREL was previously presented in Operating activities and is now presented in Financing activities.

Notes
1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with RBS's 2019 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed RBS's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 December 2019 have been prepared on a going concern basis.

Re-segmentation
Effective from 1 January 2019, Business Banking was transferred from UK Personal & Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB was renamed UK Personal Banking and the previous franchise combining UK PBB (now UK Personal Banking) and Ulster Bank RoI was renamed Personal & Ulster. Reportable segmental comparatives have been re-stated.

Franchises
RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To help develop and deliver this strategy, in the fourth quarter of 2019, Commercial & Private Banking (CPB), combining the reportable segments of Commercial Banking and Private Banking ceased to operate as one business area and the franchise Personal & Ulster, combining the reportable segments of UK Personal Banking and Ulster Bank RoI was also disbanded. The reportable operating segments remain unchanged and no comparatives have been restated.

2. Accounting policies
RBS's principal accounting policies are as set out on pages 208 to 212 of the 2019 Annual Report and Accounts. From 1 January 2019, the accounting policies have been updated to reflect the adoption of the below.

Adoption of new accounting standard - Leases
RBS has adopted IFRS 16 'Leases' with effect from 1 January 2019, replacing IAS 17 'Leases'. RBS has applied IFRS 16 on a modified retrospective basis without restating prior years. For further details, see Accounting policy 9 and Note 22 of RBS's 2019 Annual Report and Accounts.

Amendments to existing accounting standards
IAS 12 'Income taxes' was amended with effect from 1 January 2019. The income statement now includes any tax relief on the servicing cost of instruments classified as equity. For further details, see Note 7 of RBS's 2019 Annual Report and Accounts.

Revised accounting policy - Presentation of interest in recoveries
In March 2019 the IFRS Interpretations Committee (IFRIC) issued an agenda decision on the presentation of unrecognised interest when a credit-impaired financial asset (commonly referred to as a 'Stage 3' financial asset) is subsequently paid in full or is no longer credit-impaired. This concluded that the difference arising from the additional interest recovered must be recognised as a reversal of impairment rather than within interest revenue. This affects both recognition and the reversal of the ECL allowance.

RBS Group changed its accounting policy in line with the IFRIC decision. Hence, the gross carrying amount of the financial assets within the scope of the provisions of the decision, as well as the associated ECL allowance on the statement of financial position, have been adjusted by £460 million and the comparative period restated by £455 million with no effect on equity. The coverage ratio for the current and comparative periods have been adjusted and restated accordingly.

In addition, until 1 January 2019, interest in suspense recoveries were presented as a component of interest receivable within Net interest income. From 1 January 2019 interest in suspense recoveries are presented within Impairment losses. It amounted to £64 million for the year ended 31 December 2019. Comparatives have not been rested on the grounds of materiality.

For further details see Accounting policies of RBS's 2019 Annual Report and Accounts.

IAS 39 'Financial Instruments: Recognition and Measurement', IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures' - In September 2019, the IASB published amendments to address the issues arising from the replacement of existing IBOR based interest rate benchmarks with alternative nearly risk-free interest rates (RFRs) in the context of hedge accounting. These amendments allow hedging relationships affected by the IBOR reform to be accounted for as continuing hedges. RBS has early adopted these amendments for the annual reporting period ending on 31 December 2019.

The amendments provide relief on key areas of hedge accounting most notably the hedge effectiveness assessment and the ability to identify LIBOR-based cash flows for the purpose of designation (re-designation) during the period of the Reform. Additional disclosures are shown in note 10 of RBS's 2019 Annual Report and Accounts.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of RBS's financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill, and provisions for liabilities and charges. These critical accounting policies and judgements are described on page 212 of RBS's 2019 Annual Report and Accounts.

Notes
3. Provisions for liabilities and charges
	Payment	Other	Litigation and
	protection	customer	other regulatory
	insurance (1)	redress	(incl. RMBS)	Other (2)	Total
	£m	£m	£m	£m	£m
At 1 January 2019	695	536	783	990	3,004
Implementation of IFRS 16 on 1 January 2019 (3)	-	-	-	(170)	(170)
Other movements	-	(11)	(6)	(18)	(35)
Charge to income statement	-	17	5	33	55
Releases to income statement	-	(12)	(9)	(16)	(37)
Provisions utilised	(136)	(81)	(6)	(114)	(337)
At 31 March 2019	559	449	767	705	2,480
Other movements	-	7	3	25	35
Charge to income statement	-	64	18	100	182
Releases to income statement	-	(11)	(33)	(70)	(114)
Provisions utilised	(116)	(90)	(28)	(79)	(313)
At 30 June 2019	443	419	727	681	2,270
Other movements	-	(6)	19	30	43
Charge to income statement	900	29	14	69	1,012
Releases to income statement	-	(14)	(32)	(25)	(71)
Provisions utilised	(99)	(70)	(227)	(66)	(462)
At 30 September 2019	1,244	358	501	689	2,792
Other movements	-	(8)	(22)	(12)	(42)
Transfer	-	35	(35)	-	-
Charge to income statement	-	31	51	232	314
Releases to income statement	-	(11)	(37)	(50)	(98)
Provisions utilised	(88)	(91)	(32)	(78)	(289)
At 31 December 2019	1,156	314	426	781	2,677

Notes:
(1)   The balance at 31 December 2019 includes provisions held in relation to offers made in 2018 and earlier years of £97 million.
(2)   Materially comprises provisions relating to property closures and restructuring costs.
(3)   Refer to Note 2 for further information on the impact of the implementation of IFRS 16.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment protection insurance
An additional provision of £0.9 billion was taken during Q3 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline for making new PPI complaints. RBS Group has made provisions totalling £6.2 billion to date for PPI claims, of which £5.0 billion had been utilised by 31 December 2019.

The table below shows the sensitivity of the provision to reasonable changes in the principal assumptions in relation to claims which are still being processed, all other assumptions remaining the same. RBS Group have received 4.9m claims as at the 29th August 2019 deadline.
			Sensitivity
				Consequential
	Claims			change in
	Processed as at	Claims still	Change in	provision
Assumption	31 December 2019	to process	assumption	£m
Average redress (1)	£1,631	£1,552	+/-£150	+/-74
No PPI % (2)	28%	60%	+/-3%	+/-13
Uphold rate (3)	85%	94%	+/-2%	+/-16

Notes:
(1)    Average redress for PPI (mis-sale) and Plevin (commission) pay outs

(2)    No PPI % relates to cases where no PPI policy exists.  Submissions submitted close to the statutory deadline have shown a much higher incidence of no product with the Group.

(3)    Average uphold rate per customer initiated claims received directly by RBS, including those received via CMCs, to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.

Notes
4. Material developments in litigation, investigations and reviews
RBSG plc and certain members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action ("Matters") in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 26 in the 2019 Annual Report and Accounts, issued on 14 February 2020 and available at RBS.com ("Note 26"), discusses the Matters in which RBS Group is currently involved and developments to those matters. Other than the Matters discussed in Note 26, no member of RBS Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 26 that have occurred since the Q3 2019 Interim Management Statement was issued on 24 October 2019, include, but are not limited to, those set out below.

Litigation
FX antitrust litigation
On 11 December 2019, an application seeking an opt-out collective proceedings order was filed in the UK Competition Appeal Tribunal ('the CAT') against RBSG plc, NWM Plc and other banks. The application has been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A similar application was filed in the CAT on 29 July 2019 and which was previously disclosed. It is anticipated that the CAT will determine which of the two opt-out applications should be permitted to represent the class.

Investigations and reviews
Investment advice review
As previously disclosed, RBS Group undertook a past business review of investment advice provided during 2010 to 2015. During October 2019, the FCA notified RBS Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether that past business review was subject to appropriate governance and accountability and led to appropriate customer outcomes. RBS Group is co-operating with the Skilled Person's review, which is expected to conclude during Q1 2020.

US investigations relating to fixed-income securities
In the US, RBS Group companies have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and RBS Group is aware that at least one such investigation is ongoing.

In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA's reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

The RBS Group's NatWest Markets business is currently responding to a separate criminal investigation by the USAO concerning unrelated securities trading in 2018 by certain former traders of NWM Plc, involving alleged spoofing, which was reported in connection with the NPA. In January 2020, the NPA was extended for a fourth time (for three additional months) to accommodate advanced discussions with the USAO and the DoJ concerning potential resolution of the criminal investigation into alleged spoofing as well as the impact of that conduct and any such resolution on the status of the NPA and the potential consequences thereof. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions may occur depending on the outcome of the investigation, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in the Annual Report & Accounts on page 293.

US/Swiss tax programme
As previously disclosed, in December 2015, Coutts & Co Ltd., a member of RBS Group, incorporated in Switzerland, entered into a four-year non-prosecution agreement (the NPA) with the U.S. Department of Justice (DoJ) that required it to pay a penalty of US$78.5million. This was entered into as part of the DoJ's programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). On 20 December 2019, Coutts & Co. Ltd. agreed to pay an additional $US27.9 million penalty relating to additional US related accounts that is had not identified and disclosed to DoJ at the time the NPA was executed in 2015. The additional penalty amount has been paid. The four-year term of the NPA has now expired, though certain document preservation and cooperation obligations continue.

Notes
5. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of RBS Group. RBS Group enters into transactions with many of these bodies on an arm's length basis.

Bank of England facilities
In the ordinary course of business, RBS Group may from time to time access market-wide facilities provided by the Bank of England. RBS Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a)  In their roles as providers of finance, RBS Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b)  RBS Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to RBS Group.

Full details of RBS Group's related party transactions for the year ended 31 December 2019 are included in the 2019 Annual Report and Accounts.

6. Dividends
In 2019 RBS paid an interim dividend of £241 million, or 2.0p per ordinary share and a special dividend of £1,449 million, or 12.0p per share. In addition, the company proposes a final dividend of £364 million, or 3.0p per ordinary share and a further special dividend of £606 million, or 5.0p per ordinary share.

The final and special dividends recommended by directors are subject to shareholders' approval at the Annual General Meeting on 29 April 2020. If approved, payment will be made on 4 May 2020 to shareholders on the register at the close of business on 27 March 2020. The ex-dividend date will be 26 March 2020.

7. Post balance sheet events
RBS Group intends to refocus the NatWest Markets business and estimates it will incur exit, restructuring and disposal costs of around £0.6 billion in 2020.  This estimate may be revised as plans to refocus the business are finalised.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with RBS Group's full Annual Report and Accounts for the year ended 31 December 2019.

We, the directors listed below, confirm that to the best of our knowledge:

●
The financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidated taken as a whole; and

●
The Strategic Report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

13 February 2020

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose Katie Murray	Frank Dangeard Alison Davis Patrick Flynn Morten Friis Robert Gillespie Baroness Noakes Mike Rogers Mark Seligman Lena Wilson

Additional information

Presentation of information
In this document, 'RBSG plc' or the 'parent company' refers to The Royal Bank of Scotland Group plc, and 'RBS' or 'RBS Group' refers to RBSG plc and its subsidiaries.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2018 have been filed with the Registrar of Companies and those for the year ended 31 December 2019 will be filed with the register of companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR - Inside Information
This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) for The Royal Bank of Scotland Group plc.  For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Alexander Holcroft, Head of Investor Relations for The Royal Bank of Scotland Group plc.

Non-IFRS financial information
RBS prepares its financial statements in accordance with IFRS as issued by the IASB and as adopted by the European Union, which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS financial measures. Refer to the Appendix Non-IFRS financial measures for further information and calculations of non-IFRS financial measures included throughout this document, and, where relevant, the most directly comparable IFRS financial measures.

Contacts
Analyst enquiries:	Alexander Holcroft, Investor Relations	+44 (0) 20 7672 1982
Media enquiries:	RBS Press Office	+44 (0) 131 523 4205

	Analyst and investor meeting and call	Fixed income call	Webcast and dial in details
Date:	Friday 14 February 2020	Friday 14 February 2020	www.rbs.com/results
Time:	9:00 am UK time	1:00 pm UK time	International: +44 (0) 203 057 6566
Conference ID:	5394186	1075557	UK Free Call: 0800 279 5995 US Local Dial-In, New York: +1 646 741 2115

Available on www.rbs.com/results
●	Announcement and slides.
●	2019 Annual Report and Accounts.
●	A financial supplement containing income statement, balance sheet and segment performance for the nine quarters ended 31 December 2019.
●	Pillar 3 Report.

Forward looking statements
Cautionary statement regarding forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets; implementation of the RBS Group's strategy; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the RBS Group's balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; the RBS Group's exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group's strategy or operations, which may result in the RBS Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the RBS Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the RBS Group's 2019 Annual Report and Accounts and other risk factors and uncertainties discussed in this document. These include the significant risks for the RBS Group presented by: strategic risk (including in respect of: the implementation and execution of the RBS Group's Purpose-led Strategy, including as it relates to the re-alignment of the NWM franchise and the RBS Group's climate ambition and the risk that the RBS Group may not achieve its targets); operational and IT resilience risk (including in respect of: the RBS Group being subject to cyberattacks; operational risks inherent in the RBS Group's business; exposure to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes; the RBS Group's operations being highly dependent on its IT systems; the RBS Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the RBS Group's risk management framework; and reputational risk), economic and political risk (including in respect of: prevailing uncertainty regarding the terms of the UK's withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and global markets; climate change and the transition to a low carbon economy; HM Treasury's ownership of RBSG plc and the possibility that it may exert a significant degree of influence over the RBS Group; changes in interest rates and changes in foreign currency exchange rates), financial resilience risk (including in respect of: the RBS Group's ability to meet targets and make discretionary capital distributions; the highly competitive markets in which the RBS Group operates; deterioration in borrower and counterparty credit quality;  the ability of the RBS Group to meet prudential regulatory requirements for capital and MREL, or to manage its capital effectively; the ability of the RBS Group to access adequate sources of liquidity and funding; changes in the credit ratings of RBSG plc, any of its subsidiaries or any of its respective debt securities; the RBS Group's ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the RBS Group's financial statements to underlying accounting policies, judgments, assumptions and estimates; changes in applicable accounting policies; the value or effectiveness of any credit protection purchased by the RBS Group; the level and extent of future impairments and write-downs, including with respect to goodwill; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the RBS Group's businesses being subject to substantial regulation and oversight; the RBS Group complying with regulatory requirements; legal, regulatory and governmental actions and investigations (including the final number of PPI claim and their amounts); the replacement of LIBOR, EURIBOR and other IBOR rates to alternative risk free rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the RBS Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix

Non-IFRS financial measures

Appendix - Non-IFRS financial measures
As described in Note 1, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Measure	Basis of preparation	Additional analysis or reconciliation
RBS return on tangible equity	Annualised profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners' equity.	Table I
RBS return on tangible equity excluding PPI and FX recycling gains.
Annualised profit for the period attributable to ordinary shareholders, adjusted for the PPI charge and FX recycling gains, for the period divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners' equity.
Table I
Segmental return on tangible equity
Annualised segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).
Table I
Operating expenses analysis - management view
The management analysis of strategic disposals in other income and operating expenses shows strategic costs and litigation and conduct costs in separate lines. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.
Table II
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table III
Commentary - adjusted periodically for specific items
RBS and segmental business performance commentary have been adjusted for the impact of specific items such as the Alawwal bank merger, FX recycling gains, push payments fraud costs, strategic, litigation and conduct costs (detailed on pages 17 to 21).
Notable items within total income and operating expenses on page 8, Strategic, litigation and conduct costs - pages 17 to 21.
Bank net interest margin (NIM)	Net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element.	Table IV

Performance metrics not defined under IFRS(1)
Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table V
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders' interest less intangible assets.	Page 3
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Page 3
Funded assets	Total assets less derivatives.	Pages 17 to 21
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 17 to 21

Note:
(1)	Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

In Q1 2019,  RBS introduced a new adjusted performance metric, Bank NIM, which is calculated as RBS net interest income and interest-earning assets less NWM net interest income and interest-earning assets. Bank NIM is believed by management to more accurately reflect the performance of the business as net interest income is not considered a main income stream for the NWM segment.

Appendix - Non-IFRS financial measures
I. Return on tangible equity

	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
RBS return on tangible equity	2019	2018	2019	2019	2018
Profit/(loss) attributable to ordinary shareholders (£m)	3,133	1,622	1,410	(315)	286
Annualised profit/(loss) attributable to ordinary shareholders (£m)			5,640	(1,260)	1,144
Adjustment for PPI provision for Q3 2019 (£m)				900
Adjustment for FX recycling gains (£m)	(1,572)
Adjusted profit attributable to ordinary shareholders (£m)	1,561			585
Annualised adjusted profit attributable to ordinary
shareholders (£m)				2,340
Average total equity (£m)	45,160	48,483	43,860	45,579	47,667
Adjustment for other owners equity and intangibles (£m)	(11,960)	(14,997)	(11,952)	(12,226)	(14,765)
Adjusted total tangible equity (£m)	33,200	33,486	31,908	33,353	32,902
Return on tangible equity (%)	9.4%	4.8%	17.7%	(3.8%)	3.5%
Return on tangible equity adjusting for impact of:
- PPI provision (%)				7.0%
- FX recycling gains (%)	4.7%

	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest
Year ended 31 December 2019	Banking	RoI	Banking	Banking	International	Markets
Operating profit (£m)	855	49	1,327	297	344	(25)
Adjustment for tax (£m)	(236)	-	(372)	(83)	(48)	7
Preference share cost allocation (£m)	(74)	-	(163)	(18)	(11)	(64)
Adjusted attributable profit (£m)	545	49	792	196	285	(82)
Adjustment for Alawwal bank merger gain (£m)	-	-	-	-	-	(150)
Adjusted attributable profit/(loss) (£m)	545	49	792	196	285	(232)
Average RWAe (£bn)	37.7	14.0	78.2	9.8	6.9	48.0
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.7	2.1	9.4	1.3	1.1	7.2
Return on equity	9.6%	2.3%	8.4%	15.4%	25.7%	(3.2%)

Year ended 31 December 2018*
Operating profit (£m)	1,848	12	1,968	303	336	(70)
Adjustment for tax (£m)	(510)	-	(549)	(85)	(47)	20
Preference share cost allocation (£m)	(80)	-	(188)	(23)	(18)	(108)
Adjusted attributable profit (£m)	1,258	12	1,231	195	271	(158)
Average RWAe (£bn)	34.0	17.0	85.0	9.4	7.0	53.8
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.1	2.4	10.2	1.3	1.1	8.1
Return on equity	24.7%	0.5%	12.1%	15.4%	24.4%	(2.0%)

*Prior period data has been restated for the business re-segmentation completed in Q1 2019. Refer to Note 1 for further details.

Appendix - Non-IFRS financial measures
I. Return on tangible equity
	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest
Quarter ended 31 December 2019	Banking	RoI	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	326	(5)	295	61	62	(132)
Adjustment for tax (£m)	(91)	-	(83)	(17)	(9)	37
Preference share cost allocation (£m)	(18)	-	(41)	(4)	(6)	(14)
Adjusted attributable profit/(loss) (£m)	217	(5)	171	40	47	(109)
Annualised adjusted attributable profit/(loss) (£m)	868	(20)	684	160	188	(436)
Average RWAe (£bn)	38.7	13.2	74.9	10.1	6.9	45.0
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.8	2.0	9.0	1.3	1.1	6.7
Return on equity	14.9%	(1.0%)	7.6%	12.0%	17.3%	(6.5%)

Quarter ended 30 September 2019
Operating (loss)/profit (£m)	(508)	31	331	81	88	(193)
Adjustment for tax (£m)	142	-	(92)	(23)	(12)	54
Preference share cost allocation (£m)	(18)	-	(41)	(4)	(5)	(20)
Adjusted attributable (loss)/profit (£m)	(384)	31	198	54	71	(159)
Annualised adjusted attributable (loss)/profit (£m)	(1,536)	124	792	216	284	(636)
Average RWAe (£bn)	38.2	14.2	78.8	9.9	6.8	48.7
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.7	2.1	9.5	1.3	1.1	7.3
Return on equity	(26.8%)	5.8%	8.4%	16.8%	26.0%	(8.7%)

Quarter ended 31 December 2018*
Operating profit/(loss) (£m)	347	2	347	63	71	(203)
Adjustment for tax (£m)	(97)	-	(97)	(18)	(10)	57
Preference share cost allocation (£m)	(20)	-	(47)	(6)	(4)	(27)
Adjusted attributable profit/(loss) (£m)	230	2	203	39	57	(173)
Annualised adjusted attributable profit/(loss) (£m)	920	8	812	156	228	(692)
Average RWAe (£bn)	35.6	15.7	81.1	9.6	7.1	50.2
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.3	2.2	9.7	1.3	1.1	7.5
Return on equity	17.2%	0.4%	8.3%	12.3%	20.0%	(9.2%)

*Prior period data has been restated for the business re-segmentation completed in Q1 2019. Refer to Note 1 for further details.

Appendix - Non-IFRS financial measures
II. Operating expenses analysis

Statutory analysis (1,2)
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
Operating expenses	£m	£m	£m	£m	£m
Staff expenses	(4,018)	(4,122)	(990)	(1,000)	(1,014)
Premises and equipment	(1,259)	(1,383)	(436)	(265)	(411)
Other administrative expenses	(2,828)	(3,372)	(743)	(1,222)	(851)
Administrative expenses	(8,105)	(8,877)	(2,169)	(2,487)	(2,276)
Depreciation and amortisation	(1,176)	(731)	(323)	(232)	(187)
Impairment of other intangible assets	(44)	(37)	(35)	21	(6)
Total operating expenses	(9,325)	(9,645)	(2,527)	(2,698)	(2,469)

Non-statutory analysis
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
Operating expenses	£m	£m	£m	£m	£m
Staff expenses	(3,567)	(3,649)	(835)	(891)	(859)
Premises and equipment	(1,020)	(1,241)	(290)	(237)	(369)
Other administrative expenses	(1,638)	(1,787)	(560)	(405)	(623)
Strategic costs (1)	(1,381)	(1,004)	(537)	(215)	(355)
Litigation and conduct costs (2)	(895)	(1,282)	(85)	(750)	(92)
Administrative expenses	(8,501)	(8,963)	(2,307)	(2,498)	(2,298)
Depreciation and amortisation	(824)	(645)	(204)	(221)	(165)
Impairment of other intangible assets	-	(37)	(16)	21	(6)
Total	(9,325)	(9,645)	(2,527)	(2,698)	(2,469)

Notes:
(1)   On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, depreciation and amortisation, impairment of other intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.
(2)   On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

III. Cost:income ratio

	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest	Central items	RBS
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
Year ended 31 December 2019	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(3,618)	(552)	(2,600)	(486)	(264)	(1,418)	(387)	(9,325)
Operating lease depreciation	-	-	138	-	-	-	-	138
Adjusted operating expenses	(3,618)	(552)	(2,462)	(486)	(264)	(1,418)	(387)	(9,187)
Total income	4,866	567	4,318	777	610	1,342	1,773	14,253
Operating lease depreciation	-	-	(138)	-	-	-	-	(138)
Adjusted total income	4,866	567	4,180	777	610	1,342	1,773	14,115
Cost:income ratio	74.4%	97.4%	58.9%	62.5%	43.3%	105.7%	nm	65.1%

Year ended 31 December 2018
Operating expenses	(2,867)	(583)	(2,487)	(478)	(260)	(1,604)	(1,366)	(9,645)
Operating lease depreciation	-	-	121	-	-	-	-	121
Adjusted operating expenses	(2,867)	(583)	(2,366)	(478)	(260)	(1,604)	(1,366)	(9,524)
Total income	5,054	610	4,602	775	594	1,442	325	13,402
Operating lease depreciation	-	-	(121)	-	-	-	-	(121)
Adjusted total income	5,054	610	4,481	775	594	1,442	325	13,281
Cost:income ratio	56.7%	95.6%	52.8%	61.7%	43.8%	111.2%	nm	71.7%

*Prior period data has been restated for the business re-segmentation completed in Q1 2019. Refer to Note 1 for further details.

Appendix - Non-IFRS financial measures
III. Cost:income ratio

	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest	Central items	RBS
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
	£m	£m	£m	£m	£m	£m	£m	£m
Quarter ended 31 December 2019
Operating expenses	(788)	(140)	(700)	(135)	(83)	(392)	(289)	(2,527)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(788)	(140)	(665)	(135)	(83)	(392)	(289)	(2,492)
Total income	1,195	139	1,076	195	150	250	1,228	4,233
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,195	139	1,041	195	150	250	1,228	4,198
Cost:income ratio	65.9%	100.7%	63.9%	69.2%	55.3%	156.8%	nm	59.4%

Quarter ended 30 September 2019
Operating expenses	(1,601)	(131)	(638)	(119)	(62)	(348)	201	(2,698)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(1,601)	(131)	(603)	(119)	(62)	(348)	201	(2,663)
Total income	1,224	145	1,077	198	150	150	(41)	2,903
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,224	145	1,042	198	150	150	(41)	2,868
Cost:income ratio	130.8%	90.3%	57.9%	60.1%	41.3%	232.0%	nm	92.9%

Quarter ended 31 December 2018
Operating expenses	(757)	(164)	(764)	(143)	(86)	(455)	(100)	(2,469)
Operating lease depreciation	-	-	32	-	-	-	-	32
Adjusted operating expenses	(757)	(164)	(732)	(143)	(86)	(455)	(100)	(2,437)
Total income	1,246	147	1,116	198	155	152	44	3,058
Operating lease depreciation	-	-	(32)	-	-	-	-	(32)
Adjusted total income	1,246	147	1,084	198	155	152	44	3,026
Cost:income ratio	60.8%	111.6%	67.5%	72.2%	55.5%	299.3%	nm	80.5%

IV. Net interest margin
	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
RBS net interest income	8,047	8,656	2,037	2,006	2,176
NWM net interest income	188	(112)	4	62	(30)
Net interest income excluding NWM	8,235	8,544	2,041	2,068	2,146
Annualised net interest income			8,082	7,959	8,633
Annualised net interest income excluding NWM			8,097	8,205	8,514
Average interest earning assets (IEA)	448,556	436,957	456,164	454,429	442,116
NWM average IEA	35,444	27,851	36,594	38,616	30,407
Bank average IEA excluding NWM	413,112	409,106	419,570	415,813	411,709

Net interest margin	1.79%	1.98%	1.77%	1.75%	1.95%
Bank net interest margin (RBS NIM excluding NWM)	1.99%	2.09%	1.93%	1.97%	2.07%

V. Loan:deposit ratio

	As at
	31 December	31 December
	2019	2018
	£bn	£bn
Loans to customers - amortised cost	326,947	305,089
Customer deposits	369,247	360,914
Loan:deposit ratio (%)	89%	85%

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 14 February 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary